As filed with the Securities and Exchange Commission on July 20, 1995

                                                               File No. 33-87376
                                                                        811-8914

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM N-4
                             REGISTRATION STATEMENT
                                     Under
                           THE SECURITIES ACT OF 1933
                         Pre-Effective Amendment No. 1
                          Post-Effective Amendment No.
                                     and/or
                             REGISTRATION STATEMENT
                                     Under
                       THE INVESTMENT COMPANY ACT OF 1940
                                 Amendment No.
                       (Check appropriate box or boxes.)

                       PHL Variable Accumulation Account
                          (Exact Name of Registrant )
                         PHL Variable Insurance Company
                              (Name of Depositor)

                 One American Row, Hartford, Connecticut 06115
        (Address of Depositor's Principal Executive Offices) (Zip Code)
                                 (800) 447-4312
              (Depositor's Telephone Number, Including Area Code)

                              Dona D. Young, Esq.
                         PHL Variable Insurance Company
                                One American Row
                          Hartford, Connecticut 06115
                    (Name and Address of Agent for Service)

                                   Copies to:


        James F. Jorden, Esq.                Patricia O. McLaughlin, Esq.
        Jorden Burt & Berenson               PHL Variable
        1025 Thomas Jefferson Street, N.W.   Insurance Company
        Washington, D.C. 20007-0805          One American Row
                                             Hartford, CT 06115



                 Approximate date of proposed public offering:
As soon as practicable after the effective date of this Registration Statement

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Calculation of Registration Fee

Title of Securities      Amount to be   Proposed Offering   Proposed Aggregate  Amount of
Being Registered         Registered     Price Per Unit      Offering Price      Registration Fee

Units of Interest             *              *                $1,450,000*          $ 500.00
in Deferred
Annuity Contracts


* The maximum aggregate offering price is estimated solely for the purpose of determining the registration fee. The amount being registered and the proposed maximum offering price per unit are not applicable in that these contracts are not issued in predetermined amounts or units.

                       PHL VARIABLE ACCUMULATION ACCOUNT
                                  REGISTRATION
                             STATEMENT ON FORM N-4

                             Cross Reference Sheet
                         Showing Location in Prospectus
                    and Statement of Additional Information
                            As Required by Form N-4

        Form N-4 Item                                       Prospectus Caption
        -------------                                       ------------------
 1.     Cover Page..........................................Cover Page

 2.     Definitions.........................................Special Terms

 3.     Synopsis or Highlights..............................Summary of Expenses; Summary

 4.     Condensed Financial Information.....................Financial Highlights


 5.     General Description of Registrant, Depositor,
         and Portfolio Companies............................PHL Variable Insurance Company and the PHL Variable
                                                            Accumulation Account; The Fund; Voting Rights


 6.     Deductions..........................................Deductions and Charges; Sales of Variable Accumulation
                                                            Contracts

 7.     General Description of Variable Annuity Contracts...The Variable Accumulation Annuity; Purchase of Contracts;
                                                            The Accumulation Period; Miscellaneous Provisions

 8.     Annuity Period......................................The Annuity Period


 9.     Death Benefits......................................Payment Upon Death Before Maturity Date; Payment Upon
                                                            Death After Maturity Date


10.     Purchases and Contract Value........................Purchase of Contracts; The Accumulation Period; Variable
                                                            Account Valuation Procedures; Sales of Variable
                                                            Accumulation Contracts

11.     Redemptions.........................................Surrender of Contracts; Partial Withdrawals; Free Look
                                                            Period

12.     Taxes...............................................Federal Income Taxes

13.     Legal Proceeding....................................Litigation

14.     Table of Contents of Statement of
          Additional Information............................Statement of Additional Information

15.     Cover Page..........................................Cover Page

16.     Table of Contents...................................Table of Contents

17.     General Information and History.....................Not Applicable

18.     Services............................................Not Applicable

19.     Purchase of Securities Being Offered................Appendix

20.     Underwriters........................................Underwriter

21.     Calculation of Yield Quotations of Money Market
         Sub-accounts.......................................Calculation of Yield and Return

22.     Annuity Payments....................................Calculation of Annuity Payments

23.     Financial Statements................................Financial Statements

                                   PROSPECTUS
                       PHL VARIABLE ACCUMULATION ACCOUNT

                     Variable Accumulation Annuity Contract
                                   issued by

                         PHL VARIABLE INSURANCE COMPANY
                          VARIABLE PRODUCTS OPERATION
                               101 MUNSON STREET
                                  P.O. BOX 942
                      GREENFIELD, MASSACHUSETTS 01302-0942
                           TELEPHONE: (800) 447-4312
             For Tax Qualified and Non-Tax Qualified Annuity Plans

  This Prospectus describes a deferred variable accumulation annuity contract ("Contract") issued by PHL Variable Insurance Company ("PHL Variable"). The Contract provides for both an Accumulation Period and an Annuity Period. Premium payments under the Contract are flexible.


  Generally, a minimum initial purchase payment of $1,000 is required and each subsequent purchase payment must be at least $25. If the bank draft investment program ("check-o-matic" as described under "Purchase of Contracts") is elected, the minimum initial purchase payment required is $25. Generally, a Contract may not be purchased with respect to a proposed Annuitant who is eighty-one years of age or older.

  Purchase payments are allocated to one or more of the available Sub-accounts of the PHL Variable Accumulation Account (the "Account") and/or to the Guaranteed Interest Account (see Appendix A) as specified by the Contract Owner in the application for the Contract. The Account is divided into Sub-accounts, each of which invests in a corresponding series of The Phoenix Edge Series Fund or Wanger Advisors Trust (the "Funds").

  You may surrender a Contract for any reason within 10 days after its receipt and receive in cash the adjusted value of the initial purchase payment. You may receive more or less than the initial payment depending on investment experience within the Sub-account during the 10-day period, unless the Contract was issued with the Temporary Money Market Allocation Amendment, in which case your initial purchase payment is refunded. If the initial purchase payment, or any portion thereof, was allocated to the Guaranteed Interest Account, that payment (or portion) and any earned interest is refunded. (See "Free Look Period.")

  This Prospectus provides information a prospective investor should know before investing and should be kept for future reference. It is accompanied by current Prospectuses for the Funds. No offer is being made of a Contract funded by any Fund for which a current Prospectus has not been delivered.

  Contracts are not deposits or obligations of, or guaranteed or endorsed by, any bank, credit union or affiliated entity and are not federally insured or otherwise protected by the Federal Deposit Insurance Corporation (FDIC), Federal Reserve Board, or any other agency and involve investment risks including possible loss of principal.

  Additional information about the Contracts has been filed with the Securities and Exchange Commission in a Statement of Additional Information, dated July 31, 1995, which is incorporated herein by reference. The Statement of Additional Information, the table of contents of which is set forth in this Prospectus, is available without charge upon request by writing or telephoning PHL Variable at the address or telephone number set forth above.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.



July 31, 1995

                               TABLE OF CONTENTS

SPECIAL TERMS                                                3
SUMMARY OF EXPENSES                                          4
FINANCIAL HIGHLIGHTS                                         5
PERFORMANCE HISTORY                                          5
SUMMARY                                                      6
THE VARIABLE ACCUMULATION ANNUITY                            8
PHL VARIABLE INSURANCE COMPANY AND THE PHL
  VARIABLE ACCUMULATION ACCOUNT                              9
THE PHOENIX EDGE SERIES FUND                                 9
WANGER ADVISORS TRUST                                        9
PURCHASE OF CONTRACTS                                       10
DEDUCTIONS AND CHARGES                                      10
 Premium Tax                                                10
 Sales Charges                                              10
 Charges for Mortality and Expense Risks                    11
 Charges for Administrative Services                        11
 Other Charges                                              11
THE ACCUMULATION PERIOD                                     12
 Accumulation Units                                         12
 Accumulation Unit Values                                   12
 Transfers                                                  12
 Surrender of Contract; Partial Withdrawals                 13
 Lapse of Contract                                          13
 Payment Upon Death Before Maturity Date                    13
THE ANNUITY PERIOD                                          14
 Variable Accumulation Annuity Contracts                    14
 Annuity Options                                            14
 Option A -- Life Annuity With Specified Period
             Certain                                        14
 Option B -- Non-Refund Life Annuity                        14
 Option D -- Joint and Survivor Life Annuity                15
 Option E -- Installment Refund Life Annuity                15
 Option F -- Joint and Survivor Life Annuity With
             10 Year Period Certain                         15
 Option G -- Payments for Specified Period                  15
 Option H -- Payments of Specified Amount                   15
 Option I -- Variable Payment Life Annuity with Ten Year
             Period Certain                                 15
 Option J -- Joint Survivor Variable Payment Life Annuity
             with Ten Year Period Certain                   15
 Option K -- Variable Payment Annuity for a Specified
             Period                                         15
 Option L -- Variable Payment Life Expectancy Annuity       15
 Option M -- Unit Refund  Variable Payment Life Annuity     15
 Option N -- Variable Payment Non-Refund Life Annuity       15
 Other Options and Rates                                    15
 Other Conditions                                           16
 Payment Upon Death After Maturity Date                     16
VARIABLE ACCOUNT VALUATION PROCEDURES                       16
MISCELLANEOUS PROVISIONS                                    16
 Assignment                                                 16
 Deferment of Payment                                       16
 Free Look Period                                           17
 Amendments to Contracts                                    17
 Substitution of Fund Shares                                17
 Ownership of the Contract                                  17
FEDERAL INCOME TAXES                                        17
 Introduction                                               17
 Tax Status                                                 17
 Taxation of Annuities in General-- Non-Qualified Plans     17
  Surrenders or Withdrawals Prior to the Contract
     Maturity Date                                          17
  Surrenders or Withdrawals on or after the Contract
     Maturity Date                                          18
  Penalty Tax on Certain Surrenders and Withdrawals         18
 Additional Considerations                                  18
 Diversification Standards                                  19
 Qualified Plans                                            20
  Tax Sheltered Annuities                                   20
  Keogh Plans                                               20
  Individual Retirement Accounts                            20
  Corporate Pension and Profit-Sharing Plans                21
  Deferred Compensation Plans with Respect to
   Service for State and Local Governments and
   Tax-Exempt Organizations                                 21
  Seek Tax Advice                                           21
SALES OF VARIABLE ACCUMULATION CONTRACTS                    21
STATE REGULATION                                            21
REPORTS                                                     21
VOTING RIGHTS                                               21
TEXAS OPTIONAL RETIREMENT PROGRAM                           22
LITIGATION                                                  22
LEGAL MATTERS                                               22
STATEMENT OF ADDITIONAL INFORMATION                         22
APPENDIX A                                                  23
APPENDIX B                                                  24

SPECIAL TERMS

  As used in this Prospectus, the following terms have the indicated meanings:

ACCOUNT: PHL Variable Accumulation Account.

ACCUMULATION UNIT: A standard of measurement with respect to each Sub-account used in determining the value of a Contract and the interest in the Sub-accounts prior to the commencement of annuity payments.

ACCUMULATION VALUE: The value of a Contract on or prior to its Maturity Date, equal to the sum of the products obtained by multiplying the number of Accumulation Units in each Sub-account then credited to the Contract by the appropriate Accumulation Unit Value.

ANNUITANT: The person whose life is used as the measuring life under the Contract. The primary Annuitant as shown on the Contract's Schedule Page while the primary Annuitant is living, and then the contingent Annuitant designated on the application for the Contract or as later changed by the Owner, if the contingent Annuitant is living at the death of the primary Annuitant.

ANNUITY OPTION: The provisions under which a series of annuity payments is made to the Annuitant or other payee, such as Life Annuity with Ten Years Certain. (See "Annuity Options".)

ANNUITY UNIT: A standard of measurement used in determining the amount of each variable income payment under the variable payment Annuity Options I, J, K, M and N.


CONTRACT: The deferred variable accumulation annuity contract described in this Prospectus.

CONTRACT VALUE: Prior to the Maturity Date, the sum of the value under a Contract of all Accumulation Units held in the Sub-accounts of the Account and the value held in the Guaranteed Interest Account.

FIXED PAYMENT ANNUITY: A benefit providing periodic payments of a fixed dollar amount throughout the Annuity Period that does not vary with or reflect the investment performance of any Sub-account.

THE FUNDS: The Phoenix Edge Series Fund and the Wanger Advisors Trust.


GUARANTEED INTEREST ACCOUNT (GIA): An allocation option under which premium amounts are guaranteed to earn a fixed rate of interest. Excess interest may also be credited, in the sole discretion of PHL Variable Insurance Company.

ISSUE DATE: The date that the initial purchase payment is invested under a Contract.

MATURITY DATE: The date elected by the Owner pursuant to the Contract as of which annuity payments will commence. The Maturity Date shall be no earlier than the fifth Contract anniversary and no later than the Annuitant's 95th birthday. The election is subject to certain conditions described in "THE ANNUITY PERIOD."

MINIMUM INITIAL PURCHASE PAYMENT: The amount which must be paid when a Contract is purchased. Minimum initial purchase payments of $1,000, $25, $25, and $1,000 annually are required for non-qualified, IRA, bank draft program, and qualified plan contracts respectively.

MINIMUM SUBSEQUENT PAYMENT: The amount which must be paid when any subsequent payments are made, after the minimum initial purchase payment has been made (see above). The minimum subsequent payment for all Contracts is $25.

OWNER: The person or entity, usually the one to whom the Contract is issued, who has the sole right to exercise all rights and privileges under the Contract except as otherwise provided in the Contract. The Owner may be the Annuitant, an employer, a trust or any other individual or entity specified in the application for the Contract. However, under Contracts used with certain tax qualified plans, the Owner must be the Annuitant. A husband and wife may be designated as joint owners, and if such a joint owner dies, the other joint owner becomes the sole Owner of the Contract. If no Owner is named, the Annuitant will be the Owner.

PAYMENT UPON DEATH: The obligation of PHL Variable under a Contract to make a payment on the death of the Owner or Annuitant at any time before the Maturity Date of a Contract (see "Payment Upon Death Before Maturity Date") or after the Maturity Date of a Contract (see "Payment Upon Death After Maturity Date").

PHL VARIABLE: PHL Variable Insurance Company.

VARIABLE PAYMENT ANNUITY: An annuity providing payments that vary in amount after the first payment is made, in accordance with the investment experience of the selected Sub-accounts.

VARIABLE PRODUCTS OPERATIONS: The Variable Products Operations Division of PHL Variable Insurance Company.

                                   SUMMARY OF EXPENSES

CONTRACT OWNER TRANSACTION EXPENSES                        ALL SUB-ACCOUNTS
Sales Load Imposed on Purchases                                  None
Deferred Sales Load (as a percentage of amount surrendered)*:
  Age of Deposit in Complete Years 0-1                            7%
  Age of Deposit in Complete Years 1-2                            6%
  Age of Deposit in Complete Years 2-3                            5%
  Age of Deposit in Complete Years 3-4                            4%
  Age of Deposit in Complete Years 4-5                            3%
  Age of Deposit in Complete Years 5-6                             2%
  Age of Deposit in Complete Years 6-7                             1%
  Age of Deposit in Complete Years 7 and thereafter              None
Exchange Fee
  Current Fee                                                    None
  Maximum Allowable Charge Per Exchange:                         $10
ANNUAL CONTRACT FEE
  Currently                                                      $35
  Maximum                                                        $35
SEPARATE ACCOUNT EXPENSES
(as a percentage of average account value)
  Mortality and Expense Risk Fees                                1.25%
  Account Fees and Expenses
    Daily Administrative Fee                                     0.125%
  Total Separate Account Expenses                                1.375%

                                                                                                           Wanger         Wanger
                                                       Total     Money                          Real     U.S. Small     Int'l Small
Sub-Accounts                       Growth    Bond      Return    Market    Int'l     Balanced  Estate***    Cap***         Cap***
-------------                      ------    ----      ------    ------    -----     --------  --------- ----------     -----------
FUND ANNUAL EXPENSES
(as a percentage of fund average
net assets)
  Investment Management Fees       .65%      .50%      .60%      .40%      .75%      .55%      .75%      .98%           1.27%
  Other Operating Expenses (After
   Expense Reimbursements)**       .15%      .15%      .15%      .15%      .35%      .15%      .25%      .17%            .27%
Total Fund Annual Expenses         .80%      .65%      .75%      .55%     1.10%      .70%    1.00%      1.15%           1.54%
Example
If you surrender your Contract at
the end of the applicable
time period:
   You would pay the following
   expenses on a $1,000
   investment assuming 5% annual
   return on assets:
     1 year                       $ 79      $ 78      $ 79      $ 77      $ 82      $ 78      $ 81      $ 83            $ 86
     3 years                       112       108       111       105       121       109       118       122             133
     5 years                       145       138       143       133       160       141       155       163             181
    10 years                       266       251       261       241       296       256       286       301             339
If you annuitize your Contract at
the end of the applicable
time period:
   You would pay the following
   expenses on a $1,000
   investment assuming 5% annual
   return on assets:
     1 year                       $ 79      $ 78      $ 79      $ 77      $ 82      $ 78      $ 81      $ 83            $ 86
     3 years                       112       108       111       105       121       109       118       122             133
     5 years                       125       117       122       112       140       120       135       142             162
    10 years                       266       251       261       241       296       256       286       301             339
If you do not surrender your Contract:
   You would pay the following
   expenses on a $1,000
   investment assuming 5% annual
   return on assets:
     1 year                       $ 24      $ 22      $ 23      $ 21      $ 27      $ 23      $ 26      $ 27            $ 31
     3 years                        73        69        72        66        82        70        79        84              95
     5 years                       125       117       122       112       140       120       135       142             162
    10 years                       266       251       261       241       296       256       286       301             339

   * A sales charge is taken from the proceeds when a Contract is surrendered or when an amount is withdrawn, if assets have not been held under the Contract for a certain period of time. If a surrender or withdrawal is made during the first Contract year, a sales charge will apply to the total amount withdrawn. After the first year, 10% of the Contract Value at the last anniversary may be withdrawn each year free of sales charge. (See "Deductions and Charges -- Sales Charges".)
   **Each Series pays a portion or all of its total operating expenses other than the management fee. The Growth, Bond, Total Return, Money Market and Balanced Series will pay up to .15%; the International Series will pay up to
 .40%; the Real Estate Series will pay up to .25%; the Wanger U.S. Small Cap Series will pay up to .17%; and the Wanger International Small Cap Series will pay up to .27%. Absent expense reimbursement these listed Series would have paid (or would be expected to pay) .80%, .72%, .75%, .58%, .70%, 1.10%, 1.00%, 1.15%
and 1.54% in total operating expenses respectively.
   ***The inclusion of this Sub-account began on May 1, 1995. Accordingly, annualized expenses have been projected for the fiscal period ending December 31, 1995.

  The purpose of the table set forth above is to assist the Contract Owner in understanding the various costs and expenses that a Contract Owner will bear directly or indirectly. The table reflects expenses of the Account as well as the Funds. (See "Deductions and Charges" in this Prospectus and in the Fund Prospectus)
  Premium taxes, which are not reflected in the table above, may apply. Any premium or other taxes levied by any governmental entity with respect to the Contract will be charged against the Contract Values based on a percentage of premiums paid. Premium taxes are currently imposed by certain states on the Contracts and range from 0% to 3.5% of premiums paid. (See "Deductions and Charges -- Premium Tax".)
  The Example should not be considered a representation of past or future expenses and actual expenses may be greater or less than those shown. The $35 annual administrative charge is reflected in the Example as $1.75 since the average Contract account size is greater than $1,000 and the expense effect is reduced accordingly. (See "Deductions and Charges").

                            PHL VARIABLE ACCUMULATION ACCOUNT

                                  FINANCIAL HIGHLIGHTS
                                ACCUMULATION UNIT VALUES

               (Selected data for an Accumulation Unit Outstanding
                        Throughout the Indicated Period)

  The Sub-accounts commenced operations as of the date of this Prospectus; therefore, data for these Sub-accounts is not yet available.

PERFORMANCE HISTORY

  From time to time the Account may include the performance history of any or all Sub-accounts in advertisements, sales literature or reports. Performance information may be expressed as yield and effective yield of the Money Market Sub-account, as yield of the Bond Sub-account and as total return of any Sub-account. For the Bond Sub-account, quotations of yield will be based on all investment income per unit earned during a given 30-day period (including dividends and interest), less expenses accrued during the period ("net investment income"), and are computed by dividing the net investment income by the maximum offering price per unit on the last day of the period.

  When a Sub-account advertises its total return, it will usually be calculated for one year, five years, and ten years or since inception if the Sub-account has not been in existence for at least ten years. Total return is measured by comparing the value of a hypothetical $1,000 investment in the Sub-account at the beginning of the relevant period to the value of the investment at the end of the period, assuming the reinvestment of all distributions at net asset value and the deduction of all applicable Contract charges except for premium taxes (which vary by state) at the beginning of the relevant period.

  The Sub-accounts below are based on the actual performance of the underlying Funds and became available for investment on July 31, 1995. The standardized average annual total return quotations show the investment performance the Sub-accounts would have achieved (reduced by the applicable charges) had they been available to invest in shares of the Fund for the periods quoted.

                                        Average Annual Total Return
                                        For the Period Ended 12/31/94
               Commencement
               Date of Corre-
Sub account    sponding Fund  1 Year    5 Years   10 Years  Life of Fund
-----------    -------------  ------    -------   --------  ------------
Bond            1/1/83        (11.98)    6.68      8.57      8.30
Balanced        5/1/92         (9.50)     N/A       N/A      2.15
Total Return   9/17/84         (8.17)    8.57     11.28     10.71
Growth          1/1/83         (5.49)   12.63     15.52     16.16
International   5/1/90         (6.80)     N/A       N/A      4.03

                    Annual Total Return*
                    --------------------
                              Total
Year      Bond      Balanced  Return    Growth    International
----      ----      --------  ------    ------    -------------
1983       4.56       N/A       N/A     31.10       N/A
1984       9.82       N/A     (1.51)     9.16       N/A
1985      18.97       N/A     25.61     33.09       N/A
1986      17.67       N/A     14.11     18.83       N/A
1987      (0.30)      N/A     11.02      5.47       N/A
1988       8.98       N/A      0.94      2.50       N/A
1989       6.76       N/A     18.28     34.35       N/A
1990       3.78       N/A      4.32      2.62     (8.98)
1991      17.96       N/A     27.56     40.81     18.11
1992       8.58      8.43      9.15      8.79    (14.03)
1993      14.35      7.13      9.50     18.08     36.59
1994      (6.78)    (4.17)    (2.75)     0.08     (1.31)

* Sales charges have not been deducted from the Annual Total Returns

THESE RATES OF RETURN ARE NOT AN ESTIMATE OR GUARANTEE OF FUTURE PERFORMANCE

  Current yield for the Money Market Sub-account is based upon the income earned by the Sub-account over a seven-day period and then annualized, i.e. the income earned in the period is assumed to be earned every seven days over a 52-week period and stated as a percentage of the investment. Effective yield is calculated similarly but when annualized, the income earned by the investment is assumed to be reinvested in Sub-account Units and thus compounded in the course of a 52-week period. Yield and effective yield reflect the recurring charges on the Account level including the annual administrative fee.

  Yield calculations of the Money Market Sub-account used for illustration purposes are based on the consideration of a hypothetical participant's account having a balance of exactly one Unit at the beginning of a seven day period, which period will end on the date of the most recent financial statements. The yield for the Sub-account during this seven day period will be the change in the value of the hypothetical participant's account's original Unit. The Money Market Sub-account became available for investment on July 31, 1995. The yield quotation below is based on the actual yield of the underlying Fund based on a seven day period ending December 31, 1994.

Example:
Value of hypothetical pre-existing account
with exactly one unit at the beginning of the
period:                                                          1.000000
Value of the same account (excluding
capital changes) at the end of the seven day
period:                                                          1.000774
Calculation:
 Ending account value                                            1.000774
 Less beginning account value                                    1.000000
 Net change in account value                                     0.000774
Base period return:
 (adjusted change/beginning account value)                       0.000774
Current yield = return x (365/7) =                                   4.03%
Effective yield = [(1 + return)365/7] -1 =                           4.12%

  The current yield and effective yield information will fluctuate, and publication of yield information may not provide a basis for comparison with bank deposits, other investments which are insured and/or pay a fixed yield for a stated period of time, or other investment companies, due to charges which will be deducted on the Account level.

  A Sub-account's performance may be compared to that of the Consumer Price Index or various unmanaged equity or bond indices such as the Dow Jones Industrial Average, the Standard & Poor's 500 Stock Index, and the Europe Australia Far East Index, and may also be compared to the performance of the other variable life accounts as reported by services such as Lipper Analytical Services, Inc. ("Lipper"), CDA Investment Technologies, Inc. ("CDA") and Morningstar, Inc. or in other various publications. Lipper and CDA are widely recognized independent rating/ranking services. A Sub-account's performance may also be compared to that of other investment or savings vehicles.

  The Fund's Annual Report, available upon request and without charge, contains a discussion of the performance of the Fund and a comparison of that performance to a securities market index.

SUMMARY

  The individual deferred accumulation annuity contract ("Contract") described in this Prospectus presents a dynamic concept in retirement planning designed to give you maximum flexibility in attaining your investment goals. There are no deductions from your purchase payments so that your entire payment is put to work in the investment portfolio(s) of your choice. Currently, the PHL Variable Accumulation Account ("Account") consists of several Sub-accounts, which invest their assets in specified Series of The Phoenix Edge Series Fund and the Wanger Advisors Trust (the "Funds"). Each Series has a distinct investment objective. You choose the Sub-account or Sub-accounts you wish to invest in among the available Sub-accounts and/or the Guaranteed Interest Account when you make your purchase payments under the Contracts. You may also transfer amounts held under the Contracts among the available Sub-accounts and/or the Guaranteed Interest Account. When the accumulation period ends, the then Contract Value will be applied to furnish a Variable Payment Annuity unless a Fixed Payment Annuity is elected. If a Fixed Payment Annuity is elected, payments will, thereafter, be fixed and guaranteed by PHL Variable Insurance Company.


  The Contracts are eligible for purchase as non-tax qualified retirement plans by individuals. The Contracts are also eligible for use in connection with (1) pension or profit-sharing plans qualified under the Self-Employed Individuals Tax Retirement Act of 1962, known as "HR 10" or "Keogh" plans, (2) pension or profit-sharing plans qualified under Sections 401(a) and 401(k) of the Internal Revenue Code of 1986, as amended (the "Code"), known as "corporate plans," (3) annuity purchase plans adopted under the provisions of Section 403(b) of the Code by public school systems and certain other tax-exempt organizations (TSA),
(4) individual retirement account plans satisfying the requirements of Section 408 of the Code (IRA), and (5) government plans and deferred compensation plans maintained by a state or political subdivision thereof under Section 457 of the Code. These plans are sometimes referred to in this Prospectus as "tax qualified plans."

How are payments made under the Contracts?

  A Contract Owner may make payments at any time until the Maturity Date selected by the Owner pursuant to the terms of the Contract. The payments purchase Accumulation Units of the Sub-account(s) and/or are deposited in the Guaranteed Interest Account, as chosen by the Owner. (See "PURCHASE OF CONTRACTS" and "THE ACCUMULATION PERIOD".)

Is there a guaranteed option?

  Yes. A Contract Owner may elect to have payments allocated to the Guaranteed Interest Account. Amounts allocated to the GIA earn a fixed rate of interest and PHL Variable may also, in its sole discretion, credit excess interest. (See Appendix A.)


What are the investment objectives of the Series of the Funds?

The Phoenix Edge Series Fund


  The investment objective of the Bond Series is to seek long-term total return by investing in a diversified portfolio of high yield (high risk) and high quality fixed income securities.

  The investment objective of the Money Market Series is to provide maximum current income consistent with capital preservation and liquidity. The Money Market Series will invest exclusively in high quality money market instruments.

  The investment objective of the Growth Series is to achieve intermediate and long-term growth of capital, with income as a secondary consideration. The Growth Series will invest principally in common stocks of corporations believed by management to offer growth potential.

  The investment objective of the Total Return Series is to realize as high a level of total rate of return over an extended period of time as is considered consistent with prudent investment risk. The Total Return Series will invest in stocks, bonds and money market instruments in accordance with the Investment Adviser's appraisal of investments most likely to achieve the highest total rate of return.

  The investment objective of the International Series is to seek a high total return consistent with reasonable risk. The International

Series intends to invest primarily in an internationally diversified portfolio of equity securities. It intends to reduce its risk by engaging in hedging transactions involving options, futures contracts and foreign currency transactions.

  The investment objective of the Balanced Series is to seek reasonable income, long-term capital growth and conservation of capital. The Balanced Series intends to invest based on combined considerations of risk, income, capital enhancement and protection of capital value.


  The investment objective of the Real Estate Series is to seek capital appreciation and income with approximately equal emphasis. It intends under normal circumstances to invest in marketable securities of publicly traded real estate investment trusts (REITs) and companies that operate, develop, manage and/or invest in real estate located primarily in the United States.

Wanger Advisors Trust

  The investment objective of the Wanger U.S. Small Cap Series ("U.S. Small Cap Series") is to provide long-term growth. The U.S. Small Cap will invest primarily in securities of U.S. companies with total common stock market capitalization of less than $1 billion.

  The investment objective of the Wanger International Small Cap Series ("International Small Cap Series") is to provide long-term growth. The International Small Cap will invest primarily in securities of non-U.S. companies with total common stock market capitalization of less than $1 billion.

  For additional information concerning the Funds, see the accompanying Fund Prospectuses, which should be read carefully before investing.


What sales costs are charged to purchase payments under the Contracts?

  No deductions are made from purchase payments. A deduction for sales charges may be taken from the proceeds when a Contract is surrendered or when an amount is withdrawn, if assets have not been held under the Contract for a certain period of time. However, no deduction for sales charges will be taken after the Annuity Period has begun, unless unscheduled withdrawals are made under Annuity Options K or L. If a sales charge is imposed, it is imposed on a first-in, first-out basis.

  If a withdrawal or surrender is made during the first year that a Contract is in existence, a sales charge will apply to the total amount that is withdrawn. After the first year, 10% of the value of the Contract at the last anniversary may be withdrawn each year free of sales charge. A deduction for sales charges expressed as a percentage of the amount withdrawn in excess of the 10% allowable amount is as follows:

Age of Deposit
in Complete Years:  0    1    2    3    4    5    6    7 and over
Sales Charge to
be Applied:         7%   6%   5%   4%   3%   2%   1%   0%

  In the event that the Annuitant dies before the date that annuity payments will commence, no sales charge will be imposed.

  The total deferred sales charges on a Contract will never exceed 9% of the total purchase payments (see "Sales Charges").

What fees are charged to the Account?


  There is a mortality and expense risk fee and a daily administrative fee and an annual administrative charge assessed against the Account. The mortality and expense risk fee is 1.25% (approximately 0.40% for mortality risks and approximately 0.85% for expense risks). The daily administrative fee is equal to 0.125% on an annual basis.

  The mortality and expense risk fee and the daily administrative fee are deducted from the aggregate average daily accumulated values of the Sub-accounts but are not deducted from values held in the Guaranteed Interest Account.

  The Annual Administrative Charge is generally $35, and is deducted each year (or any part thereof) under each Contract. A reduced annual administrative charge may apply. This charge is deducted on the Contract Anniversary Date from each Sub-account and/or the Guaranteed Interest Account on a pro-rata basis, and is not subject to increase, but may be subject to decrease.

Are there any other charges or deductions?

  In most states, premium taxes are imposed when a Contract is annuitized rather than when premium payments are made by the Contract Owner. PHL Variable will reimburse itself on the date of a partial withdrawal, surrender of the Contract, Maturity Date or payment of death proceeds (see "Premium Tax"). For a more complete description of the fees chargeable to the Account, see "DEDUCTIONS AND CHARGES".

  In addition, certain charges are deducted from the assets of the Funds. For investment management services, each Series of a Fund pays the investment manager a separate monthly fee calculated on the basis of its average daily net assets during the year.

  Each Series pays a portion or all of its total operating expenses other than the management fee; the Growth, Bond, Total Return, Money Market and Balanced Series will pay up to .15%; the International will pay up to .40%; the Real Estate Series will pay up to .25%; the U.S. Small Cap Series will pay up to
 .17%; and the International Small Cap Series will pay up to .27% of its total net assets.


What are the minimum initial and subsequent purchase payments?

  For non-tax qualified plans and IRA's, the following minimum purchase payments apply (unless investments are made pursuant to a bank draft investment program):

  Initial minimum per Contract:                   $1,000
  Subsequent minimum per Contract:                $   25

  For Contracts issued in connection with Individual Retirement Accounts or pursuant to a bank draft investment program, the following minimum purchase payments apply:

  Initial minimum per Contract:                   $ 25
  Subsequent minimum per Contract:                $ 25

  For contracts issued under tax-qualified or employer sponsored plans other than individual retirement accounts, a minimum annual premium of $1,000 must be paid.

May I allocate my purchase payments among available options?

  Yes. You may choose the amount of each purchase payment to be directed to each Sub-account and/or to the Guaranteed Interest Account, provided that the minimum initial purchase payment requirements have been met (see "PURCHASE OF CONTRACTS").

May I transfer amounts allocated to a Sub-account or the Guaranteed Interest Account?

  Yes. You may transfer some or all of the Contract Value among one or more available Sub-accounts and/or the Guaranteed Interest Account provided that the minimum initial purchase payment requirements have been met. Also, if elected, the Temporary Money Market Allocation Amendment provides that no transfers may be made until the termination of the Free Look Period. PHL Variable may limit the number of transfers allowed during a Contract year, but in no event will the limit be less than six transfers per year (see "Transfers"). However, there are additional restrictions on transfers from the Guaranteed Interest Account as described in Appendix A.

Does the Contract provide for payment upon death?

  The Contract provides that if the Owner and the Annuitant are the same and the Owner/Annuitant dies before annuity payments begin and there is no surviving joint Owner, payment to the Owner/Annuitant's beneficiary will be made and no surrender charge will be imposed. The Contract also provides for payment upon death after the Contract Maturity Date (see "Payment Upon Death Before Maturity Date" and "Payment Upon Death After Maturity Date").

Is there a short-term cancellation right?

  An Owner may surrender a Contract for any reason within 10 days after its receipt and receive in cash the adjusted value of the initial purchase payment. The Owner may receive more or less than the initial payment depending on investment experience within the Sub-account during the 10-day period, unless the Contract is issued with a Temporary Money Market Allocation Amendment, in which case the initial purchase payment is refunded. If the initial purchase payment, or any portion thereof, was allocated to the Guaranteed Interest Account, that payment (or portion) and any earned interest is refunded (see "Free Look Period").

How will the annuity payments be determined on the maturing of a Contract?

  The Owner and Annuitant bear the risk of the investment performance during the Accumulation Period unless the Guaranteed Interest Account is selected. Once annuity payments commence, investment in the Account will continue and the Owner and Annuitant will continue to bear the risk of investment unless a Fixed Payment Annuity is elected. If a Fixed Payment Annuity is elected, payments will be fixed, and guaranteed by the general assets of PHL Variable. The fixed payment schedule is a part of the Contract and the Owner may also be given the opportunity to choose another annuity option available from PHL Variable at the maturity of the Contract. If the current practice settlement rates in effect for Contracts are more favorable than the applicable rates guaranteed under the Contract, the current rates shall be applied (see "The Annuity Period").

Can money be withdrawn from the Contract?

  If the Annuitant is living, amounts held under the Contract may be withdrawn in whole or in part prior to the Maturity Date, or after the Maturity Date under Annuity Options K or L. Certain limitations apply to Contracts held under 403(b) plans (see "Qualified Plans; Tax-Sheltered Annuities"). There may be a penalty assessed in connection with withdrawals (see "FEDERAL INCOME TAXES").

Can the Contract lapse?

  If on any Valuation Date the total Contract Value equals zero, or, the premium tax reimbursement due on a surrender or partial withdrawal is greater than or equal to the Contract Value, the Contract will immediately terminate and lapse without value.

  The foregoing summary information should be read in conjunction with the detailed information appearing elsewhere in this Prospectus.

THE VARIABLE ACCUMULATION ANNUITY

  The individual deferred variable accumulation annuity contract (the "Contract") issued by PHL Variable may be significantly different from a fixed annuity contract in that, unless the Guaranteed Interest Account is selected, it is the Owner and Annuitant under a Contract who assume the risk of investment gain or loss rather than PHL Variable. To the extent that payments are not allocated to the Guaranteed Interest Account, the amounts which will be available for annuity payments under a Contract will depend on the investment performance of the amounts allocated to the Sub-accounts of the PHL Variable Accumulation Account (the "Account"). Upon the maturity of a Contract, the amounts held under a Contract will continue to be invested in the Account and monthly annuity payments will vary in accordance with the investment experience of the selected Sub-accounts. However, a fixed annuity may be elected, in which case PHL Variable will guarantee specified monthly annuity payments.


  The Owner selects the investment objective of each Contract on a continuing basis by directing the allocation of purchase payments and accumulated value among the Guaranteed Interest Account or the Bond Sub-account, Money Market Sub-account, Growth Sub-account, Total Return Sub-account, International Sub-account, Balanced Sub-account, Real Estate Sub-account, U.S. Small Cap Sub-account and the International Small Cap Sub-account.

PHL VARIABLE AND THE PHL VARIABLE ACCUMULATION ACCOUNT


  PHL Variable is a wholly-owned indirect subsidiary of Phoenix Home Life Mutual Insurance Company. Its Executive Office is at One American Row, Hartford, Connecticut 06115 and its main administrative office is at 100 Bright Meadow Boulevard, Enfield, Connecticut 06083-1900. PHL Variable is a Connecticut stock company formed on April 24, 1981. On December 31, 1994 it had total assets of $10.5 million. PHL Variable sells variable annuity contracts through its own field force of agents and through brokers. Its operations are currently conducted in 20 states.

  On December 7, 1994, PHL Variable established the Account, a separate account created under the insurance laws of Connecticut. The Account is registered with the Securities and Exchange Commission ("SEC") as a unit investment trust under the Investment Company Act of 1940 (the "1940 Act") and it meets the definition of a "separate account" under the 1940 Act. Registration under the 1940 Act does not involve supervision of the management or investment practices or policies of the Account or PHL Variable.


  Under Connecticut law, all income, gains or losses of the Account, whether realized or not, must be credited to or charged against the amounts placed in the Account without regard to the other income, gains and losses of PHL Variable. The assets of the Account may not be charged with liabilities arising out of any other business that PHL Variable may conduct. Obligations under the Contracts are obligations of PHL Variable.

  Contributions to the Guaranteed Interest Account are not invested in the Account; rather, they become part of the general account of PHL Variable (the "General Account"). The General Account supports all insurance and annuity obligations of PHL Variable and is made up of all of its general assets other than those allocated to any separate account such as the Account. For more complete information concerning the Guaranteed Interest Account, see Appendix A.

THE PHOENIX EDGE SERIES FUND


  Certain Sub-accounts of the Account invest in corresponding Series of The Phoenix Edge Series Fund. The investment adviser of all of the Series (except the Real Estate Sub-account) is Phoenix Investment Counsel, Inc. ("PIC"). The investment adviser of the Real Estate Series is Phoenix Realty Securities, Inc. ("PRS"). The fundamental investment objective of each of the Series of the Fund is as follows:


  (1) Bond Series: The investment objective of the Bond Series is to seek long-term total return by investing in a diversified portfolio of high yield (high risk) and high quality fixed income securities. For a discussion of the risks associated with investing in high yield bonds, please see the accompanying Fund prospectus.

  (2) Money Market Series: The investment objective of the Money Market Series is to provide maximum current income consistent with capital preservation and liquidity. The Money Market Series will invest exclusively in high quality money market instruments.
  (3) Growth Series: The investment objective of the Growth Series is to achieve intermediate and long-term growth of capital, with income as a secondary consideration. The Growth Series will invest principally in common stocks of corporations believed by management to offer growth potential.
  (4) Total Return Series: The investment objective of the Total Return Series is to realize as high a level of total rate of return over an extended period of time as is considered consistent with prudent investment risk. The Total Return Series will invest in stocks, bonds and money market instruments in accordance with the Investment Adviser's appraisal of investments most likely to achieve the highest total rate of return.
  (5) International Series: The International Series seeks as its investment objective a high total return consistent with reasonable risk. It intends to achieve its objective by investing primarily in an internationally diversified portfolio of equity securities. It intends to reduce its risk by engaging in hedging transactions involving options, futures contracts and foreign currency transactions. Investments may be made for capital growth or for income or any combination thereof for the purpose of achieving a high overall return.
  (6) Balanced Series: The investment objective of the Balanced Series is to seek reasonable income, long-term capital growth and conservation of capital. The Balanced Series intends to invest based on combined considerations of risk, income, capital enhancement and protection of capital value.

  (7) Real Estate Series: The investment objective of the Real Estate Series is to seek capital appreciation and income with approximately equal emphasis. It intends under normal circumstances to invest in marketable securities of publicly traded real estate investment trust (REITs) and companies that operate, develop, manage and/or invest in real estate located primarily in the United States.

WANGER ADVISORS TRUST

  The investment adviser of the U.S. Small Cap and International Small Cap Series is Wanger Asset Management, L.P. The fundamental investment objective of each of the Series is as follows:

  (1) U.S. Small Cap Series: The investment objective of the U.S. Small Cap Series is to provide long-term growth. The The U.S. Small Cap will invest primarily in securities of U.S. companies with total common stock market capitalization of less than $1 billion.

  (2) International Small Cap Series: The investment objective of the International Small Cap Series is to provide long-term growth. The International Small Cap will invest primarily in securities of non-U.S. companies with total common stock market capitalization of less than $1 billion.

  Each Series will be subject to the market fluctuations and risks inherent in the ownership of any security and there can be no assurance that any Series' stated investment objective will be realized.

  Shares of the Funds may be sold to other separate accounts of PHL Variable or its affiliates or of other insurance companies funding variable annuity or variable life insurance contracts. It is conceivable that it may be disadvantageous for variable life insurance separate accounts and variable annuity separate accounts to invest in the Funds simultaneously. Although neither PHL Variable nor the Funds currently foresee any such disadvantages either to variable annuity Contract Owners or to variable life insurance policyowners, the Funds' Trustees intend to monitor events in order to identify any material conflict between variable annuity Contract Owners and variable life insurance policyowners and to determine what action, if any, should be taken in response thereto. Material conflicts could result from, for example, (1) changes in state insurance laws, (2) changes in Federal income tax laws, (3) changes in the investment management of any portfolio of a Fund, or (4) differences in voting instructions between those given by variable life insurance policyowners and those given by variable annuity Contract Owners.

  For additional information concerning the Funds, please see the accompanying Fund Prospectuses, which should be read carefully before investing.


PURCHASE OF CONTRACTS

  The minimum initial purchase payment for each Contract purchased is $1,000. However, for contracts purchased in connection with Individual Retirement Accounts (IRAs), the minimum initial purchase payment is $25 and for contracts purchased in connection with tax-qualified or employer sponsored plans, a minimum annual payment of $1,000 is required. In addition, a Contract Owner may authorize his bank to draw $25 or more from his personal checking account monthly to purchase Units in any available Sub-account or in the Guaranteed Interest Account. The amount the Contract Owner designates will be automatically invested on the date the bank draws on his account. If this "check-o-matic" privilege is elected, the minimum initial purchase payment is $25. This payment must accompany the application. Each subsequent purchase payment under a Contract must be at least $25.

  Generally, a Contract may not be purchased with respect to a proposed Annuitant who is eighty-one years of age or older. Total purchase payments in excess of $1,000,000 cannot be made without the permission of PHL Variable. While the Annuitant is living and the Contract is in force, purchase payments may be resumed at any time before the Maturity Date of a Contract.


  Purchase payments received under the Contracts will be allocated to any Sub-account or to the Guaranteed Interest Account, or a combination thereof, in the proportion specified in the application for the Contract or as indicated by the Owner from time to time. Changes in the allocation of purchase payments will be effective as of receipt by Variable Products Operations of notice of election in a form satisfactory to PHL Variable and will apply to any purchase payments accompanying such notice or made subsequent to the receipt of the notice, unless otherwise requested by the Contract Owner.

DEDUCTIONS AND CHARGES

Premium Tax

  Whether or not a premium tax is imposed will depend upon, among other things, the Owner's state of residence, the Annuitant's state of residence, the status of PHL Variable within those states and the insurance tax laws of those states. PHL Variable will pay any premium tax due and will only reimburse itself upon the earlier of partial withdrawal, surrender of the Contract, Maturity Date or payment of death proceeds. For a list of states and premium taxes, see Appendix B to this Prospectus.

Sales Charges

  A deduction for sales charges (also referred to in this Prospectus as surrender charges) for these Contracts may be taken from proceeds of withdrawals from, or complete surrender of, the Contracts if assets are not held under the Contract for a certain period of time (see chart below). No sales charge will be taken after the Annuity Period has begun except with respect to unscheduled withdrawals under Annuity Option K or L below (see "Annuity Options"). Any sales charge is imposed on a first-in, first-out basis.


  With respect to withdrawals or surrenders, during the first year a Contract is in existence, the deduction applies against the total amount withdrawn. After the first anniversary of the Contract, a withdrawal of up to 10% of the amount held under a Contract as of the previous Contract anniversary may be made each year without imposition of a sales charge. The deduction for sales charges, expressed as a percentage of the amount redeemed in excess of the 10% allowable amount, is as follows:

Age of Deposit                     Contingent
in Complete                        Deferred Sales
Years from                         Charge as a
Payment Date Unit                  Percentage of
Released was Credited              Amount Withdrawn
---------------------              --------------
    0                                   7%
    1                                   6%
    2                                   5%
    3                                   4%
    4                                   3%
    5                                   2%
    6                                   1%
    7 and over                          0%

  In the event that the Annuitant dies before the Maturity Date of the Contract, the sales charge described in the table above will not apply.

  The total deferred sales charges on a Contract will never exceed 9% of the total purchase payments, and the applicable level of sales charge cannot be changed with respect to outstanding Contracts. Sales charges imposed in connection with partial surrenders will be deducted from the Sub-accounts and the Guaranteed Interest

Account on a pro-rata basis. Any distribution costs not paid for by sales charges will be paid by PHL Variable from the assets of the General Account.

Charges For Mortality and Expense Risks

  While fixed annuity payments to Annuitants will reflect the investment performance of the applicable Series of the Funds during the Accumulation Period, the amount of such payments will not be decreased because of adverse mortality experience of Annuitants as a class or because of an increase in actual expenses of PHL Variable over the expense charges provided for in the Contracts. PHL Variable assumes the risk that Annuitants as a class may live longer than expected (necessitating a greater number of annuity payments) and that its expenses may be higher than the deductions for such expenses.

  In assuming the mortality risk, PHL Variable agrees to continue life annuity payments, determined in accordance with the annuity tables and other provisions of the Contract, to the Annuitant or other payee for as long as he or she may live.

  PHL Variable charges each Sub-account the daily equivalent of 1.25% on an annual basis of the current value of the Sub-account's net assets for mortality and expense risks assumed. (See the Contract's Schedule Pages). No mortality and expense risk charge is deducted from the Guaranteed Interest Account. If the percentage charges prove insufficient to cover actual insurance underwriting costs and excess administrative costs, then the loss will be borne by PHL Variable; conversely, if the amount deducted proves more than sufficient, the excess will be a profit to PHL Variable. Any such profit may be used, as a part of PHL Variable's General Account's assets, to meet sales expenses, if any, which are in excess of sales commission revenue generated from any sales charges. PHL Variable has concluded that there is a reasonable likelihood that the distribution financing arrangement being used in connection with the Contracts will benefit the Account and the Contract Owners.

Charges For Administrative Services

  PHL Variable is responsible for administering the Contract. In this connection, PHL Variable, among other things, maintains an account for each Owner and Annuitant, makes all disbursements of benefits, furnishes administrative and clerical services for each Contract, makes disbursements to pay obligations chargeable to the Account, maintains the accounts, records, and other documents relating to the business of the Account required by regulatory authorities, causes the maintenance of the registration and qualification of the Account under laws administered by the Securities and Exchange Commission, prepares and distributes notices and reports to Owners, and the like. PHL Variable also reimburses Phoenix Equity Planning Corporation for any expenses incurred by it as "principal underwriter." All organizational expenses of the Account are paid by PHL Variable.

  To cover its fixed cost of administration, such as preparation of billings and statements of account, PHL Variable charges each Contract $35 each year prior to the Contract's Maturity Date. A reduced charge may apply. For Contracts issued under a tax-qualified plan other than an IRA, a reduced annual administrative charge of $15 may apply. For Contracts with a Contract Value of at least $50,000 there is no annual administrative charge. This cost-based charge is deducted from each Sub-account and/or the Guaranteed Interest Account holding the assets of the Owner or on a pro-rata basis from two or more Sub-accounts or the Guaranteed Interest Account in relation to their values under the Contract, and is not subject to increase but may be subject to decrease. This charge is deducted on the Contract anniversary date for services rendered since the preceding Contract anniversary date. Upon surrender of a Contract, the entire annual administrative charge of $35 is deducted regardless of when the surrender occurs.

  PHL Variable also charges each Sub-account available through a Contract the daily equivalent of 0.125% on an annual basis of the accumulated value of the Sub-account to cover its variable costs of administration, such as printing and distribution of Contract Owner meetings. This cost-based fee is not deducted from the Guaranteed Interest Account.


  PHL Variable may reduce the annual administrative charges for Contracts issued under group or sponsored arrangements such as Internal Revenue Code Section 403(b) or 457 Plans. Generally, administrative costs per Contract vary with the size of the group or sponsored arrangement, its stability as indicated by its term of existence and certain characteristics of its members, the purposes for which the Contracts are purchased and other factors. The amounts of reductions will be considered on a case-by-case basis but will be applied in a uniform, nondiscriminatory manner that reflects the reduced administrative costs expected as a result of sales to a particular group or sponsored arrangement.

  No sales or annual administrative charges will be deducted for Contracts sold to registered representatives of the principal underwriter or to officers, directors and employees of PHL Variable or its affiliates and their spouses; or to employees or agents who retire from PHL Variable or its affiliates or Phoenix Equity Planning Corporation, or its affiliates or to registered representatives of broker/dealers with whom Phoenix Equity Planning Corporation has selling agreements, regardless as to their state of residence.

Other Charges

  As compensation for investment management services, the Advisers are entitled to a fee, payable monthly and based on an annual percentage of the average aggregate daily net asset values of each Series as summarized in the table below

                                     Phoenix Investment Counsel, Inc.
                                     --------------------------------
                           Rate for First   Rate for Next    Rate for Excess
Series                     $250,000,000     $250,000,000     Over $500,000,000
------                     ------------     ------------     -----------------
Money Market                  .40%              .35%               .30%
Bond                          .50%              .45%               .40%
Balanced                      .55%              .50%               .45%
Total Return                  .60%              .55%               .50%
Growth                        .70%              .65%               .60%
International                 .75%              .70%               .65%

                                      Phoenix Realty Securities, Inc.
                                     --------------------------------
                         Rate for First    Rate for Next    Rate for Excess Over
Series                   $1,000,000,000    $1,000,000,000   $2,000,000,000
------                   ------------      ------------     -----------------
Real Estate                   .75%             .70%              .65%

                                       Wanger Asset Management, L.P.
                                     --------------------------------
                         Rate for First    Rate for Next    Rate for Excess Over
Series                   $1,000,000,000    $1,000,000,000   $2,000,000,000
------                   ------------      ------------     -----------------
U.S. Small Cap                .98%             .95%              .90%
International                1.27%            1.20%             1.10%
Small Cap

  Each Series pays a portion or all of its total operating expenses other than the management fee; the Growth, Bond, Total Return, Money Market and Balanced Series will pay up to .15%; the International will pay up to .40%; the Real Estate Securities will pay up to .25%; the U.S. Small Cap Series will pay up to
 .17%; and the International Small Cap Series will pay up to .27% of its total net assets.


  These Fund charges and other expenses are described more fully in the accompanying Fund prospectus.

THE ACCUMULATION PERIOD

Accumulation Units

  Initial purchase payments will be applied within two days if the application for a Contract is complete. If an incomplete application is completed within five business days of receipt by Variable Products Operations, the initial purchase payment will be applied within two days of the completion of the application. In the event that Variable Products Operations does not accept the application within five business days or if an order form is not completed within five business days of receipt by Variable Products Operations, then the purchase payment will be immediately returned. If the Guaranteed Interest Account is chosen, additional purchase payments are deposited on the date of receipt of such purchase payment at Variable Products Operations. If one or more of the Sub-accounts is chosen, additional purchase payments are applied to the purchase of Accumulation Units of the Sub-account(s) chosen, at the value of such Units next determined after the receipt of such purchase payment at Variable Products Operations. The number of Accumulation Units of a Sub-account purchased with a specific purchase payment will be determined by dividing the applied purchase payment by the value of an Accumulation Unit in that Sub-account next determined after receipt of the purchase payment. The value of the Accumulation Units of a Sub-account will vary depending upon the investment performance of the applicable Series of the Fund, the fee of the Fund's investment adviser and the charges and deductions made against the Sub-account.

Accumulation Unit Values


  At any date prior to the Maturity Date of the Contract, the total value of the Accumulation Units in a Sub-account which has been credited under a Contract can be computed by multiplying the number of such Units by the appropriate value of an Accumulation Unit in effect for such date. The value of an Accumulation Unit on a day other than a Valuation Date is the value of the Accumulation Unit on the next Valuation Date. The number of Accumulation Units in each Sub-account credited under each Contract and their current value will be reported to the Owner at least annually.


Transfers

  A Contract Owner may, at any time but no later than 30 days prior to the Maturity Date of a Contract, elect to transfer all or any part of the Contract Value among one or more Sub-accounts or the Guaranteed Interest Account. Any such transfer from a Sub-account will result in the redemption of Accumulation Units and, if another Sub-account is selected, in the purchase of Accumulation Units on the basis of the respective values next determined after the receipt by Variable Products Operations of written notice of election in a form satisfactory to PHL Variable. A transfer among Sub-accounts or the Guaranteed Interest Account does not automatically change the payment allocation schedule of a contract.

  A Contract Owner may also request transfers and changes in payment allocations among available Sub-accounts or the Guaranteed Interest Account by calling 800-447-4312 between the hours of 8:30 A.M. and 4:00 P.M. Eastern Time. Unless the Contract Owner elects in writing not to authorize telephone transfers or allocation changes, telephone transfer orders and allocation changes will also be accepted on behalf of the Contract Owner from his or her registered representative. Telephone transfer instructions and change in payment allocation instructions will be recorded on tape; however, PHL Variable will not be able to verify the authenticity of any order received and will not be liable for any loss incurred as a result of acting upon telephone transfer or change in payment allocation instructions unless such loss results from the erroneous processing of a telephone instruction. These telephone privileges may be modified or terminated at any time and during times of extreme market volatility, may be difficult to exercise. In such cases a Contract Owner should submit a written request.

  A Contract Owner may also elect to transfer funds automatically among the Sub-accounts or the Guaranteed Interest Account on a monthly, quarterly, semi-annual or annual basis under the Systematic Transfer Program for Dollar Cost Averaging ("Systematic Transfer Program"). Under this Systematic Transfer Program, the minimum initial and subsequent transfer amounts are $25 monthly, $75 quarterly, $150 semi-annually, or $300 annually. A Contract Owner must have an initial value of $2,000 in the Guaranteed Interest Account or the Sub-account that funds will be transferred from, and if the value in that Sub-account or the Guaranteed Interest Account drops below the elected transfer amount, the entire remaining balance will be transferred and no more systematic transfers will be processed. Funds may be transferred from only one Sub-Account or the Guaranteed Interest Account, but may be allocated to multiple Sub-accounts. Under the Systematic Transfer Program, Contract Owners may make multiple transfers of approximately equal amounts per Contract year from the Guaranteed Interest Account over a minimum 18 month period.

  All transfers under the Systematic Transfer Program will be executed on the basis of the respective values as of the first of the month rather than on the basis of the respective values next determined after receipt of the transfer request. If the first of the month falls on a holiday or weekend, then the transfer will be processed on the next succeeding business day.

  Unless PHL Variable agrees otherwise or the Systematic Transfer Program has been elected, a Contract Owner may make only one transfer per Contract year from the Guaranteed Interest Account. Non-systematic transfers from the Guaranteed Interest Account will be effectuated on the date of receipt by Variable Products Operations except as otherwise may be requested by the Contract Owner. For non-systematic transfers, the amount that may be transferred from the Guaranteed Interest Account at any one time cannot exceed the greater of $1,000 or 25% of the Contract Value in the Guaranteed Interest Account at the time of transfer.

  PHL Variable reserves the right not to accept transfer instructions from registered representatives acting under powers of attorney for multiple Contract Owners unless the registered representative's broker-dealer and PHL Variable have entered into a third party transfer service agreement.

  No sales charge will be assessed when a transfer is made. The date a payment was credited for the purpose of calculating the sales charge will remain the same notwithstanding the transfer. Currently, there is no charge for transfers; however, the Account reserves the right to charge a transfer fee of $10.00 per transfer after the first two in each Contract year to defray administrative costs. Currently, unlimited transfers are permitted; however, the Account reserves the right to limit the number of transfers made during each Contract year a Contract is in existence. When the temporary Money Market Allocation Amendment has been elected, no transfers may be made until the end of the free look period (See "Free Look Period"). However, Contract Owners will be permitted at least six transfers during each Contract year. THERE ARE ADDITIONAL RESTRICTIONS ON TRANSFERS FROM THE GUARANTEED INTEREST ACCOUNT AS DESCRIBED ABOVE AND IN APPENDIX A.

Surrender of Contract; Partial Withdrawals

  If the Annuitant is living, amounts held under the Contract may be withdrawn in whole or in part prior to the Maturity Date, or after the Maturity Date under Annuity Options K or L. After the Contract has been owned for one year, and prior to the Maturity Date, the Contract Owner may withdraw up to 10% of the Contract Value (as of the previous Contract anniversary) annually, either in a single sum or in equal monthly payments by sending a signed written request for withdrawal to Variable Products Operations. If the Contract Owner has not yet reached age 59-1/2, a 10% penalty tax will apply on taxable income withdrawn (see "Federal Income Taxes"). The appropriate number of Accumulation Units of a Sub-account will be redeemed at their value next determined after the receipt by Variable Products Operations of a written notice in a form satisfactory to PHL Variable. Unless the Owner designates otherwise, Accumulation Units redeemed in a partial withdrawal will be redeemed in each Sub-account in the same proportion as the value of the Accumulation Units of the Contract is then allocated among the Sub-accounts. Also, Contract Values in the Guaranteed Interest Account will be withdrawn in a partial withdrawal in the same proportion as the Contract Value is then allocated to the Guaranteed Interest Account, unless the Owner designates otherwise. The redemption value of Accumulation Units may be more or less than the purchase payments applied under the Contract to purchase the Accumulation Units, depending upon the investment performance in each Sub-account. The resulting cash payment will be made in a single sum, ordinarily within seven days after receipt of such notice. However, redemption and payment may be delayed under certain circumstances (see "Deferment of Payment"). There may be adverse tax consequences to certain surrenders and partial withdrawals (see "Surrenders or Withdrawals Prior to the Contract Maturity Date"). Certain restrictions on redemptions are imposed on Contracts used in connection with Internal Revenue Code Section 403(b) plans (see "Qualified Plans"; "Tax-Sheltered Annuities"). A deduction for sales charges may be imposed on partial withdrawals from, and complete surrender of, a Contract (see "Sales Charges"). Any sales charge is imposed on a first-in, first-out basis.

  Any request for a withdrawal from, or complete surrender of, a Contract should be mailed to Variable Products Operations, PHL Variable Insurance Company , 101 Munson Street, PO Box 942, Greenfield, Massachusetts 01302-0942.

Lapse of Contract

  If on any Valuation Date the Contract Value is zero, or the premium tax reimbursement due on surrender or partial withdrawal is greater than or equal to the Contract Value, the Contract will immediately terminate and lapse without value. Within 30 days after this Valuation Date, PHL Variable will notify the Contract Owner in writing that the Contract has lapsed.

Payment Upon Death Before Maturity Date


  If the Owner is the Annuitant and dies before the Contract Maturity Date, the contingent Annuitant becomes the Annuitant. If there is no contingent Annuitant, the death benefit will be paid under the Contract to the Owner/Annuitant's beneficiary. If the Owner and the Annuitant are not the same and the Annuitant dies prior to the Maturity Date, the contingent Annuitant becomes the Annuitant. If there is no contingent Annuitant, the death benefit will be paid to the Annuitant's beneficiary. The death benefit is calculated according to the following method. If the death occurred prior to the first Contract anniversary following the Annuitant's 85th birthday and during the first 7 years, this payment would be equal to the greater of: (a) the sum of all purchase payments made under the Contract less any prior partial withdrawals (see "Surrender of Contract; Partial Withdrawals"); or (b) the Contract Value next determined following receipt of a certified copy of the death certificate at Variable Products Operations. If the death occurred prior to the first Contract anniversary following the Annuitant's 85th birthday and during Contract years 8 through 14 (or during any subsequent 7 year period), this payment would be equal to the greater of: (a) the death benefit that would have been payable at the end of the immediately preceding 7 year period, plus any purchase payments made and less any partial withdrawals since such date; or (b) the Contract Value next determined following receipt of a certified copy of the death certificate at Variable Products Operations. In Contract years following the Annuitant's 85th birthday, the death benefit is the Contract Value next determined following receipt of a certified copy of the death certificate at Variable Products Operations.


  If the Owner and the Annuitant are not the same and the Owner dies prior to the Maturity Date and there is no surviving joint Owner, upon receipt of due proof of death, PHL Variable will fully surrender the Contract and pay the Cash Surrender Value (Contract Value less any applicable sales charge) to the Owner's beneficiary (see "Sales Charges").

  Payments will be made in a single sum to the beneficiary designated by the Owner prior to the Annuitant's death unless an optional method of settlement had been elected by the Owner. If an optional method of settlement had not been elected by the Owner, the beneficiary may elect an optional method of settlement in lieu of a single sum. No deduction is made for sales or other expenses upon such election (see "Sales Charges"). Notwithstanding the foregoing, if the amount to be paid is less than $2,000, it will be paid in a single sum (see "Annuity Options"). Depending upon state law, the payment to the beneficiary may avoid probate and the death benefit may be reduced by any premium tax due (see "Premium Tax").

THE ANNUITY PERIOD

Variable Accumulation Annuity Contracts

  Annuity payments will commence on the Contract's Maturity Date if the Annuitant is then living and the Contract is then in force. On the Maturity Date and thereafter, investment in the Account is continued unless a Fixed Payment Annuity is elected. No sales charge is taken. Each Contract will provide, at the time of its issuance, for a Variable Payment Life Annuity with Ten Year Period Certain unless a different annuity option is elected by the Owner (see "Annuity Options"). Under a Variable Payment Life Annuity with Ten Year Period Certain, annuity payments, which may vary in amount based on the performance of the Sub-account selected, are made monthly to the Annuitant for life and, if the Annuitant dies within ten years after the Maturity Date, the beneficiary will be paid the payments remaining in the ten-year period. A different form of annuity may be elected by the Owner prior to the Maturity Date. Once annuity payments have commenced, the Annuity Option may not be changed.

  If the amount to be applied on the Maturity Date is less than $2,000, PHL Variable may pay such amount in one lump sum in lieu of providing an annuity. If the initial monthly annuity payment under an Annuity Option would be less than $20, PHL Variable may also make a single sum payment equal to the total Contract Value on the date the initial payment would be payable, in place of all other benefits provided by the Contract, or, make periodic payments quarterly, semi-annually or annually in place of monthly payments.

  Each Contract specifies a provisional Maturity Date at the time of its issuance. The Owner may subsequently elect a different Maturity Date. The Maturity Date shall not be earlier than the fifth Contract anniversary or later than the Contract anniversary nearest the Annuitant's ninety-fifth birthday unless the Contract is issued in connection with certain qualified plans.

  The Maturity Date election shall be made by written notice and must be received by Variable Products Operations thirty days before the provisional Maturity Date. If a Maturity Date, which is different from the provisional Maturity Date of the Contract, is not elected by the Owner, the provisional Maturity Date becomes the Maturity Date. Particular care should be taken in electing the Maturity Date of a Contract issued under a Tax-Sheltered Annuity, a Keogh Plan or an Individual Retirement Account (IRA) plan. (See "Tax-Sheltered Annuities", "Keogh Plans" and "Individual Retirement Accounts".)

Annuity Options

  Unless an alternative annuity payment option is elected on or before the Maturity Date, the amounts held under a Contract on the Maturity Date will automatically be applied to provide a 10-year period certain variable payment monthly life annuity based on the life of the Annuitant under Option I described below. Any annuity payments falling due after the death of the Annuitant during the period certain will be paid to the Annuitant's beneficiary. Each annuity payment will be based upon the value of the Annuity Units credited to the Contract. The number of Annuity Units in each Sub-account to be credited is based on the value of the Accumulation Units in that Sub-account and the applicable annuity purchase rate. The purchase rate differs according to the payment option selected and the age of the Annuitant. The value of the Annuity Units will vary with the investment performance of each Sub-account to which Annuity Units are credited based on an assumed investment return of 4-1/2% per year. This rate is a fulcrum rate around which Variable Annuity payments will vary to reflect whether actual investment experience of the Sub-account is better or worse than the assumed investment return. The assumed investment rate and the calculation of variable income payments for such 10-year period certain variable payment life annuity and for Options J and K described below are described in more detail in the Contract and in the Statement of Additional Information.

  In lieu of the 10-year period certain variable payment life annuity (see "Option I -- Variable Payment Life Annuity with Ten Year Period Certain"), the Owner may, by written request received by Variable Products Operations on or before the Maturity Date of the Contract, elect any of the other annuity payment options described below. No surrender charge will be assessed under any annuity option, unless unscheduled withdrawals are made under Annuity Options K or L.

  The level of annuity payments payable under the following options is based upon the option selected and, depending on the option chosen, such factors as the age at which payments begin, the form of annuity, annuity purchase rates, assumed investment return (for variable payment annuities), and the frequency of payments.

  PHL Variable deducts a daily charge for mortality and expense risks and a daily administrative fee from Contract Values held in the Sub-accounts (see "Charges For Mortality and Expense Risks"). Therefore, electing Option K will result in a deduction being made even though PHL Variable assumes no mortality risk under that option.

 Option A -- Life Annuity with Specified Period Certain

  Provides a monthly income for the life of the Annuitant. In the event of death of the Annuitant, the annuity income will be paid to the beneficiary until the end of the specified period certain. For example, a ten year period certain will provide a total of 120 monthly payments. The certain period may be 5, 10, or 20 years.

 Option B -- Non-Refund Life Annuity

  Provides a monthly income for the lifetime of the Annuitant. No income is payable after the death of the Annuitant.

 Option C -- Discontinued

 Option D -- Joint and Survivor Life Annuity

  Provides a monthly income for the lifetimes of both the Annuitant and a joint annuitant as long as either is living. In the event of the death of the Annuitant or joint annuitant, the annuity income will continue to the survivor. The amount to be continued to the survivor is 100% of the amount of the joint annuity payment, as elected at the time the annuity option is chosen. No income is payable after the death of the survivor annuitant.

  Under Option D, the joint annuitant must be named at the time the option is elected and cannot be changed. The joint annuitant must have reached an adjusted age of 40, as defined in the Contract.

 Option E -- Installment Refund Life Annuity

  Provides a monthly income for the life of the Annuitant. In the event of the Annuitant's death, the annuity income will continue to the named beneficiary until the amount applied to purchase the annuity has been distributed.

 Option F -- Joint and Survivor Life Annuity with 10 Year
 Period Certain

  Provides a monthly income for the lifetime of both the Annuitant and a joint annuitant as long as either is living. In the event of the death of the Annuitant or joint annuitant, the annuity income will continue to the survivor. If the survivor dies prior to the end of the 10 year period, the annuity income will continue to the named beneficiary until the end of the 10 year period certain.

  Under Option F, the joint annuitant must be named at the time the option is elected and cannot be changed. The joint annuitant must have reached an adjusted age of 40, as defined in the Contract.

 Option G -- Payments For Specified Period

  Provides equal income installments for a specified period of years whether the Annuitant lives or dies. Any specified whole number of years from 5 to 30 years may be elected.

 Option H -- Payments of Specified Amount

  Provides equal installments of a specified amount over a period of at least 5 years. The specified amount may not be greater than the total annuity amount divided by five annual installment payments. If the Annuitant dies prior to the end of the elected period certain, annuity payments will continue to the named beneficiary until the end of the elected period certain.

 Option I -- Variable Payment Life Annuity With Ten
 Year Period Certain


  Unless another annuity option has been elected, this option will automatically apply to any Contract proceeds payable on the Maturity Date. It provides a variable payout monthly annuity based on the life of the Annuitant. In the event of the death of the Annuitant, the annuity payments are made to the beneficiary until the end of the ten year period. The ten year period provides a total of 120 monthly payments. Payments will vary as to dollar amount, based on the investment experience of the Sub-accounts to which proceeds are applied.

 Option J -- Joint Survivor Variable Payment Life Annuity
 With Ten Year Period Certain

  Provides a variable payout monthly annuity while the Annuitant and the designated joint annuitant are living and continues thereafter during the lifetime of the survivor or, if later, until the end of a ten year period certain. Payments will vary as to dollar amount, based on the investment experience of the Sub-accounts to which proceeds are applied. The joint annuitant must be named at the time the option is elected and cannot be changed. The joint annuitant must have reached an adjusted age of 40, as defined in the Contract.

 Option K -- Variable Payment Annuity for a Specified Period

  Provides variable payout monthly income installments for a specified period of time, whether the Annuitant lives or dies. The period certain specified must be in whole numbers of years from 5 to 30. However, the period certain selected by the beneficiary of any death benefit under the Contract may not extend beyond the life expectancy of such beneficiary. A Contract Owner may request an unscheduled withdrawal representing part or all of the remaining Contract Value less any applicable contingent deferred sales charge at any time.

 Option L -- Variable Payment Life Expectancy Annuity

  Provides a variable payout monthly income payable over the Annuitant's annually recalculated life expectancy or the annually recalculated life expectancy of the Annuitant and joint annuitant. A Contract Owner may request an unscheduled withdrawal representing part or all of the remaining Contract Value less any applicable contingent deferred sales charge at anytime. Upon the death of the Annuitant (and joint annuitant, if there is a joint annuitant), the remaining Contract Value will be paid in a lump sum to the Annuitant's beneficiary.


 Option M -- Unit Refund Variable Payment Life Annuity

  Provides variable monthly payments as long as the Annuitant lives. If the Annuitant dies, the Annuitant's beneficiary will receive the value of the remaining Annuity Units in a lump sum.

 Option N -- Variable Payment Non-Refund Life Annuity

  Provides a variable monthly income for the life of the Annuitant. No income or payment to a beneficiary is paid after the death of the Annuitant.

 Other Options and Rates

  PHL Variable may offer other annuity options at the Maturity Date of a Contract. In addition, in the event that current settlement rates for Contracts are more favorable than the applicable rates guaranteed under the Contract, the current settlement rates shall be used in determining the amount of any annuity payment under the Annuity Options above.

 Other Conditions

  Federal income tax requirements currently applicable to Keogh and Individual Retirement Account plans provide that the period of years guaranteed under joint and survivorship annuities with specified periods certain (see "Option F" and "Option J" above) cannot be any greater than the joint life expectancies of the payee and his or her spouse.

  Federal income tax requirements also provide that participants in qualified plans or IRAs must begin minimum distributions by April 1 of the year following the one in which they attain age 70-1/2. The distributions must be such that the full amount in the contract will be distributed over a period not greater than the participant's life expectancy, or the combined life expectancy of the participant and his or her spouse or designated beneficiary. Distributions made under this method are generally referred to as Life Expectancy Distributions
(LEDs). An LED program is available to participants in qualified plans or IRAs. Requests to elect this program must be made in writing.

  Under an LED, if a distribution is required in the first Contract year, the amount of the distribution will be subtracted from the first year payments. In subsequent Contract years, under the LED program, amounts up to the required minimum distribution may be withdrawn without a deduction for sales charges, even if the minimum distribution exceeds the 10% allowable amount (see "Sales Charges"). In any Contract year, any amounts withdrawn that have not been held under a Contract for at least six years and are in excess of the greater of the minimum distribution and the 10% free available amount will be subject to any applicable sales charge.

  If the initial monthly annuity payment under an Annuity Option would be less than $20, PHL Variable may make a single sum payment equal to the Contract Value on the date the initial payment would be payable, in place of all other benefits provided by the Contract, or, may make periodic payments quarterly, semi-annually or annually in place of monthly payments.

Payment Upon Death After Maturity Date

  If an Owner who is also the Annuitant dies on or after the Maturity Date, except as may otherwise be provided under any supplementary contract between the Owner and PHL Variable, PHL Variable will pay to the Owner/Annuitant's beneficiary any annuity payments due during any applicable period certain under the Annuity Option in effect on the Annuitant's death. If the Annuitant who is not the Owner dies on or after the Maturity Date, PHL Variable will pay any remaining annuity payments to the Annuitant's beneficiary according to the payment option in effect at the time of the Annuitant's death. If an Owner who is not the Annuitant dies on or after the Maturity Date, PHL Variable will pay any remaining annuity payments to the Owner's beneficiary according to the payment option in effect at the time of the Owner's death.

VARIABLE ACCOUNT VALUATION PROCEDURES

Valuation Date -- A Valuation Date is every day the New York Stock Exchange is open for trading. The New York Stock Exchange is scheduled to be closed for trading on the following days: New Year's Day, President's Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day and Christmas Day. The Board of Directors of the Exchange reserves the right to change this schedule as conditions warrant. On each Valuation Date, the value of the Separate Account is determined at the close of the New York Stock Exchange (currently 4:00 p.m. Eastern Time).

Valuation Period -- A Valuation Period is that period of time from the beginning of the day following a Valuation Date to the end of the next following Valuation Date.

Accumulation Unit Value -- The value of one Accumulation Unit was set at $1.0000 on the date assets were first allocated to each Sub-account. The value of one Accumulation Unit on any subsequent Valuation Date is determined by multiplying the immediately preceding Accumulation Unit Value by the applicable Net Investment Factor for the Valuation Period ending on such Valuation Date.

Net Investment Factor -- The Net Investment Factor for any Valuation Period is equal to 1.000000 plus the applicable net investment rate for such Valuation Period. A Net Investment Factor may be more or less than 1.000000. To determine the net investment rate for any Valuation Period for the funds allocated to each Sub-account, the following steps are taken: (a) the aggregate accrued investment income and capital gains and losses, whether realized or unrealized, of the Sub-account for such Valuation Period is computed, (b) the amount in (a) is then adjusted by the sum of the charges and credits for any applicable income taxes and the deductions at the beginning of the Valuation Period for mortality and expense risk charges and daily administration fee, and (c) the results of (a) as adjusted by (b) are divided by the aggregate Unit Values in the Sub-account at the beginning of the Valuation Period.

MISCELLANEOUS PROVISIONS

Assignment

  Owners of Contracts issued in connection with non-tax qualified plans may assign their interest in the Contract without the consent of the beneficiary. A written notice of such assignment must be filed with Variable Products Operations before it will be honored.

  A pledge or assignment of a Contract is treated as payment received on account of a partial surrender of a Contract (See "Surrenders or Withdrawals Prior to the Contract Maturity Date").

  In order to qualify for favorable tax treatment, Contracts issued in connection with tax qualified plans may not be sold, assigned, discounted or pledged as collateral for a loan or as security for the performance of an obligation, or for any other purpose, to any person other than PHL Variable.

Deferment of Payment

  Payment of the Contract Value in a single sum upon a withdrawal from, or complete surrender of, a Contract will ordinarily be made within seven days after receipt of the written request by Variable Products Operations. However, payment of the value of any Accumulation Units may be postponed at times (a) when the New York Stock Exchange is closed, other than customary weekend and holiday closings, (b) when trading on the Exchange is restricted, (c) when an emergency exists as a result of which disposal of securities in the Fund is not reasonably practicable or it is not reasonably practicable to determine the Contract Value or (d) when a governmental body having jurisdiction by order permits such suspension. Rules and regulations of the SEC, if any, are applicable and will govern as to whether conditions described in (b), (c) or (d) exist.

Free Look Period

  PHL Variable may mail the Contract to the Owner or it may be delivered in person. An Owner may surrender a Contract for any reason within 10 days after its receipt and receive in cash the adjusted value of the initial purchase payment. (A longer free look period may be provided in the Contract Owner's State.) The Owner may receive more or less than the initial payment depending on investment experience within the Sub-account during the free look period, unless the Contract was issued with a Temporary Money Market Allocation Amendment, in which case the initial purchase payment will be refunded.

  If the Contract Owner elected on the application to have the Temporary Money Market Allocation Amendment issued with the Contract, PHL Variable temporarily allocates the initial purchase payment to the Money Market Sub-account. Under this Amendment, if the Contract Owner surrenders the Contract during the Free Look Period, the initial purchase payment is refunded. At the expiration of the Free Look Period, the value of the Accumulation Units held in the Money Market Sub-account is allocated among the available Sub-accounts of the VA Account or the Guaranteed Interest Account in accordance with the Contract Owner's allocation instructions on the application.

  If the initial purchase payment, or any portion thereof, was allocated to the Guaranteed Interest Account, that payment (or portion) and any earned interest is refunded.

Amendments to Contracts

  Contracts may be amended to conform to changes in applicable law or interpretations of applicable law, or to accommodate design changes. Changes in the Contract may need to be approved by Contract Owners and state insurance departments. A change in the Contract which necessitates a corresponding change in the Prospectus or the Statement of Additional Information must be filed with the SEC.

Substitution of Fund Shares

  Although PHL Variable believes it to be highly unlikely, it is possible that in the judgment of its management, one or more of the Series of the Funds may become unsuitable for investment by Contract Owners because of a change in investment policy, or a change in the tax laws, or because the shares are no longer available for investment. In that event, PHL Variable may seek to substitute the shares of another Series or the shares of an entirely different mutual fund. Before this can be done, the approval of the SEC, and possibly one or more state insurance departments, will be required.

Ownership of the Contract

  Ordinarily, the purchaser of a Contract is both the Owner and the Annuitant and is entitled to exercise all the rights under the Contract. However, the Owner may be an individual or entity other than the Annuitant. Spouses may own a Contract as joint Owners. Transfer of the ownership of a Contract may involve Federal income tax consequences, and a qualified adviser should be consulted before any such transfer is attempted.

FEDERAL INCOME TAXES

Introduction

  The Contracts are designed for use with retirement plans which may or may not be tax-qualified plans ("Qualified Plans") under the provisions of the Internal Revenue Code of 1986, as amended (the "Code"). The ultimate effect of Federal income taxes on the amounts held under a Contract, on annuity payments, and on the economic benefits of the Contract Owner, Annuitant or beneficiary depends on PHL Variable Insurance Company's tax status, on the type of retirement plan for which the Contract is purchased, and upon the tax and employment status of the individual concerned.


  The following discussion is general in nature and is not intended as tax advice. Each person concerned should consult a competent tax adviser. No attempt is made to consider any estate or inheritance taxes or any applicable state, local or other tax laws. Moreover, the discussion is based upon PHL Variable Insurance Company's understanding of the Federal income tax laws as they are currently interpreted. No representation is made regarding the likelihood of continuation of the Federal income tax laws or the current interpretations by the Internal Revenue Service (the "Service"). For a discussion of Federal income taxes as they relate to the Funds, please see the accompanying Prospectuses for the Funds.


Tax Status

  PHL Variable is taxed as a life insurance company under Part I of Sub-chapter L of the Code. Since the Account is not a separate entity from PHL Variable and its operations form a part of PHL Variable, it will not be taxed separately as a "regulated investment company" under Sub-chapter M of the Code. Investment income and realized capital gains on the assets of the Account are reinvested and taken into account in determining the Contract Value. Under existing Federal income tax law, the Account's investment income, including realized net capital gains, is not taxed to PHL Variable. PHL Variable reserves the right to make a deduction for taxes should they be imposed with respect to such items in the future.

Taxation of Annuities in General -- Non-Qualified Plans

  Section 72 of the Code governs taxation of annuities. In general, a Contract Owner is not taxed on increases in value of the Units held under a Contract until some form of distribution is made under the Contract. However, the increase in value may be subject to tax currently. In the case of Contracts not owned by natural persons, see "Contracts Owned by Non-Natural Persons". In the case of Contracts not meeting the diversification requirements, see "Diversification Standards".

 1. Surrenders or Withdrawals Prior to the Contract
    Maturity Date.

    Code Section 72 provides that a total or partial surrender from a Contract prior to the Contract Maturity Date will be

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

  treated as taxable income to the extent the amounts held under the Contract exceed the "investment in the Contract." The "investment in the Contract" is that portion, if any, of purchase payments (premiums paid) by or on behalf of an individual under a Contract that is not excluded from the individual's gross income. The taxable portion is taxed as ordinary income in an amount equal to the value of the Contract or portion thereof that is pledged or assigned. For purposes of this rule, a pledge or assignment of a Contract is treated as a payment received on account of a partial surrender of a Contract. These rules do not apply to amounts received under Qualified Plans.

 2. Surrenders or Withdrawals on or after the Contract Maturity Date.

    Upon receipt of a lump sum payment or an annuity payment under the Contract, the recipient is taxed on the portion of the payment that exceeds the investment in the Contract. However, under certain types of Qualified Plans there may be no investment in the Contract within the meaning of Code Section 72, so that the total amount of all payments received will be taxable. Ordinarily, such taxable portion is taxed as ordinary income. Under certain circumstances, the proceeds of a surrender of a Contract may qualify for "lump sum distribution" treatment under Qualified Plans. See your tax adviser if you think you may qualify for "lump sum distribution" treatment.

    For fixed annuity payments, the taxable portion of each payment is determined by using a formula known as the "exclusion ratio," which establishes the ratio that the investment in the Contract bears to the total expected amount of annuity payments for the term of the Contract. That ratio is then applied to each payment to determine the non-taxable portion of the payment. The remaining portion of each payment is taxed as ordinary income. For variable annuity payments, the taxable portion is determined by a formula that establishes a specific dollar amount of each payment that is not taxed. The dollar amount is determined by dividing the investment in the Contract by the total number of expected periodic payments. The remaining portion of each payment is taxed as ordinary income. Once the excludable portion of annuity payments equals the investment in the Contract, the balance of the annuity payments will be fully taxable.

    Withholding of Federal income taxes on all distributions may be required unless the recipient elects not to have any amounts withheld and properly notifies Variable Products Operations of that election.

 3. Penalty Tax on Certain Surrenders and Withdrawals.

    With respect to amounts surrendered or distributed before the taxpayer reaches age 59-1/2, a penalty tax is imposed equal to ten percent (10%) of the portion of such amount that is includable in gross income. However, the penalty tax will not apply to withdrawals: (i) made on or after the death of the Contract Owner (or where the Contract Owner is not an individual, the death of the "Primary Annuitant," who is defined as the individual the events in whose life are of primary importance in affecting the timing and amount of the payout under the Contract); (ii) attributable to the taxpayer's becoming totally disabled within the meaning of Code Section 72(m)(7); (iii) which are part of a series of substantially equal periodic payments made (not less frequently than annually) for the life (or life expectancy) of the taxpayer, or the joint lives (or joint life expectancies) of the taxpayer and his beneficiary; (iv) from certain qualified plans (such distributions may, however, be subject to a similar penalty under Code Section 72(4) relating to distributions from qualified retirement plans.); (v) allocable to investment in the contract before August 14, 1982; (vi) under a qualified funding asset (as defined in Code Section 130(d)); (vii) under an immediate annuity contract (as defined in Code Section 72(u)(4)); or (viii) that are purchased by an employer on termination of certain types of qualified plans and which are held by the employer until the employee separates from service.

    If the penalty tax does not apply to a withdrawal as a result of the application of item (iii) above, and the series of payments are subsequently modified (other than by reason of death or disability), the tax for the first year when the modification occurs will be increased by an amount (determined by the Treasury regulations) equal to the tax that would have been imposed but for item (iii) above, plus interest for the deferral period, if the modification takes place: (a) before the close of the period which is 5 years from the date of the first payment and after the taxpayer attains age 59-1/2, or (b) before the taxpayer reaches age 59-1/2.

Additional Considerations

 1. Distribution-at-Death Rules.

    In order to be treated as an annuity contract for Federal income tax purposes, a Contract must provide the following two distribution rules: (A) if the Contract Owner dies on or after the Contract Maturity Date, and before the entire interest in the Contract has been distributed, the remainder of the Contract Owner's interest will be distributed at least as quickly as the method in effect on the Contract Owner's death; and (B) if a Contract Owner dies before the Contract Maturity Date, the Contract Owner's entire interest must generally be distributed within five (5) years after the date of death, or if payable to a designated beneficiary may be annuitized over the life of that beneficiary or over a period not extending beyond the life expectancy of that beneficiary, and must commence within one (1) year after the Contract Owner's date of death. If the beneficiary is the spouse of the Contract Owner, the Contract (together with the deferral of tax on the accrued and future income thereunder) may be continued in the name of the spouse as Contract Owner. These distribution requirements do not apply to annuity contracts under Qualified Plans (other than Code Section 457 Plans).


    If the Annuitant, who is not the Contract Owner, dies before the Maturity Date and there is no Contingent Annuitant, the Annuitant's beneficiary must elect within 60 days whether to receive the death benefit in a lump sum or in periodic payments commencing within one (1) year.

    If the Contract Owner is not an individual, the death of the Annuitant, is considered to be the death of the Contract Owner. In addition, when the Contract Owner is not an individual, a change in the primary Annuitant is treated as the death of the Contract Owner. Finally, in the case of non-spousal joint Contract Owners the distribution will be required at the death of the first of the Contract Owners.

 2. Transfer of Annuity Contracts.

    Transfers of non-qualified Contracts prior to the Maturity Date for less than full and adequate consideration to the Contract Owner at the time of such transfer, will trigger tax on the gain in the Contract, with the transferee getting a step-up in basis for the amount included in the Contract Owner's income. This provision does not apply to transfers between spouses or incident to a divorce.

 3. Contracts Owned by Non-Natural Persons.

    If the Contract is held by a non-natural person (for example, a corporation) the income on that Contract (generally the increase in the net surrender value less the premium paid) is includable in income each year. The rule does not apply where the non-natural person is the nominal owner of a Contract and the beneficial owner is a natural person. The rule also does not apply where the annuity contract is acquired by the estate of a decedent, where the Contract is held under a qualified plan, a TSA program, or an IRA, where the Contract is a qualified funding asset for structured settlements, where the Contract is purchased on behalf of an employee upon termination of a qualified plan, and in the case of an immediate annuity.


 4. Section 1035 Exchanges.

    Code Section 1035 provides, in general, that no gain or loss shall be recognized on the exchange of one annuity contract for another. A replacement contract obtained in a tax-free exchange of contracts succeeds to the status of the surrendered contract. If the surrendered contract was issued prior to August 14, 1982, the tax rules that formerly provided that the surrender was taxable only to the extent the amount received exceeds the Contract Owner's investment in the Contract, will continue to apply. In contrast, Contracts issued on or after January 19, 1985, in a Code Section 1035 exchange, are treated as new Contracts for purposes of the distribution-at-death rules. Special rules and procedures apply to Code Section 1035 transactions. Prospective Contract Owners wishing to take advantage of Code Section 1035 should consult their tax advisers.

 5. Multiple Contracts.

    Code Section 72(e)(11)(A)(ii) provides that for Contracts entered into after October 21, 1988, for purposes of determining the amount of any distribution under Code Section 72(e) (amounts not received as annuities) that is includable in gross income, all non-qualified deferred annuity contracts issued by the same insurer (or affiliate) to the same Contract Owner during any calendar year are to be aggregated and treated as one contract. Thus, any amount received under any such contract prior to the Contract Maturity Date, such as a withdrawal, dividend or loan, will be taxable (and possibly subject to the 10% penalty tax) to the extent of the combined income in all such contracts.

    The Treasury Department has specific authority to issue regulations that prevent the avoidance of Code Section 72(e) through the serial purchase of annuity contracts or otherwise. In addition, there may be situations where the Treasury may conclude that it would be appropriate to aggregate two or more contracts purchased by the same Contract Owner. Accordingly, a Contract Owner should consult a competent tax adviser before purchasing more than one Contract or other annuity contracts.

Diversification Standards

 1. Diversification Regulations.

    To comply with the diversification regulations under Code Section 817(h) ("Diversification Regulations"), after a start-up period, each Series of the Fund will be required to diversify its investments. The Diversification Regulations generally require that, on the last day of each quarter of a calendar year no more than 55% of the value of the assets of the Fund is represented by any one investment, no more than 70% is represented by any two investments, no more than 80% is represented by any three investments, and no more than 90% is represented by any four investments. A "look-through" rule applies to treat a pro-rata portion of each asset of the Fund as an asset of the Account, and each Series of the Fund is tested for compliance with the percentage limitations. All securities of the same issuer are treated as a single investment. As a result of the 1988 Act, each Government agency or instrumentality will be treated as a separate issuer for purposes of these limitations.

    In connection with the issuance of the Diversification Regulations, the Treasury announced that such regulations do not provide guidance concerning the extent to which Contract Owners may direct their investments to particular divisions of a separate account. Regulations or a revenue ruling in this regard are expected to be issued in the future. It is not clear, at this time, what these regulations or the revenue ruling will provide. It is possible that when issued, the Contract may need to be modified to comply with such rules. For these reasons, PHL Variable reserves the right to modify the Contract, as necessary, to prevent the Contract Owner from being considered the owner of the assets of the Account.

    PHL Variable has represented that it intends to comply with the Diversification Regulations to assure that the Contracts continue to be treated as annuity contracts for Federal income tax purposes.

 2. Diversification Regulations and Qualified Plans.

    Code Section 817(h) applies to a variable annuity contract other than a pension plan contract. The Diversification Regu-lations reiterate that the diversification requirements do not apply to a pension plan contract. All of the Qualified Plans (described below) are defined as pension plan contracts for these purposes. Notwithstanding the exception of Qualified Plan Contracts from application of the diversification rules, all investments of the PHL Variable Qualified Plan Contracts (i.e. the Fund) will be structured to comply with the diversification standards because the Fund serves as the investment vehicle for non-qualified Contracts as well as Qualified Plan Contracts.

Qualified Plans

  The Contracts may be used with several types of Qualified Plans. TSAs, Keoghs, Individual Retirement Accounts ("IRAs"), Corporate Pension and Profit-Sharing Plans and State Deferred Compensation Plans will be treated, for purposes of this discussion, as Qualified Plans. The tax rules applicable to participants in such Qualified Plans vary according to the type of plan and the terms and conditions of the plan itself. No attempt is made herein to provide more than general information about the use of the Contracts with the various types of Qualified Plans. Participants under such Qualified Plans as well as Contract Owners, Annuitants, and beneficiaries, are cautioned that the rights of any person to any benefits under such Qualified Plans may be subject to the terms and conditions of the plans themselves or limited by applicable law, regardless of the terms and conditions of the Contract issued in connection therewith. For example, PHL Variable will accept beneficiary designations and payment instructions under the terms of the Contract without regard to any spousal consents that may be required under the Retirement Equity Act (REA). Consequently, a Contract Owner's beneficiary designation or elected payment option may not be enforceable.

  Effective January 1, 1993, Section 3405 of the Internal Revenue Code was amended to change the rollover rules applicable to the taxable portions of distributions from qualified pension and profit-sharing plans and Section 403(b) TSA arrangements. Taxable distributions eligible to be rolled-over will generally be subject to 20 percent income tax withholding. Mandatory withholding can only be avoided if the employee arranges for a direct rollover to another qualified pension or profit-sharing plan or to an IRA.

  The new mandatory withholding rules apply to all taxable distributions from qualified plans or TSA's, except a) distributions required under the Code, and
b) substantially equal distributions made over the life (or life expectancy) of the employee, or for a term certain of 10 years or more.

  Numerous changes have been made to the income tax rules governing Qualified Plans as a result of legislation enacted during the past several years, including rules with respect to: coverage, participation, maximum contributions; required distributions; penalty taxes on early or insufficient distributions, and income tax withholding on distributions. The following are brief descriptions of the various types of Qualified Plans and of the use of the contracts in connection therewith.

 1. Tax-Sheltered Annuities.

    Code Section 403(b) permits public school systems and certain types of charitable, educational and scientific organizations, generally specified in Code Section 501(c)(3) to purchase annuity contracts on behalf of their employees and, subject to certain limitations, allows employees of those organizations to exclude the amount of purchase payments from gross income for Federal income tax purposes. These annuity contracts are commonly referred to as "TSAs".

    For taxable years beginning after December 31, 1988, Code Section 403(b)(11) imposes certain restrictions on a Contract Owner's ability to make partial withdrawals from, or surrenders of, Code Section 403(b) Contracts, if the cash withdrawn is attributable to purchase payments made under a salary reduction agreement. Specifically, Code Section 403(b)(11) allows a Contract Owner to make a surrender or partial withdrawal only (A) when the employee attains age 59-1/2, separates from service, dies, or becomes disabled (as defined in the Code), or (B) in the case of hardship. In the case of hardship, the amount distributable cannot include any income earned under the Contract.

    The 1988 Act amended the effective date of Code Section 403(b)(11), so that it applies only with respect to distributions from Code Section 403(b) Contracts which are attributable to assets other than assets held as of the close of the last year beginning before January 1, 1989. Thus, the distribution requirements do not apply to assets held as of December 31, 1988.

    In addition, in order for certain types of contributions under a Code
  Section 403(b) Contract to be excluded from taxable income, the employer must comply with certain nondiscrimination requirements. Contract Owners should consult their employers to determine whether the employer has complied with these rules.

 2. Keogh Plans.

    The Self-Employed Individual Tax Retirement Act of 1962, as amended, permits self-employed individuals to establish "Keoghs," or qualified plans for themselves and their employees. The tax consequences to participants under such a plan depend upon the terms of the plan. In addition, such plans are limited by law with respect to the maximum permissible contributions, distribution dates, nonforfeitability of interests, and tax rates applicable to distributions. In order to establish such a plan, a plan document must be adopted and implemented by the employer, as well as approved by the Internal Revenue Service.

 3. Individual Retirement Accounts.

    Code Section 408 permits eligible individuals to contribute to an individual retirement program known as an "IRA". These IRAs are subject to limitations on the amount which may be contributed, the persons who may be eligible, and on the time when distributions may commence. In addition, distributions from certain other types of Qualified Plans may be placed on a tax-deferred basis into an IRA.

 4. Corporate Pension and Profit-Sharing Plans.

    Code Section 401(a) permits corporate employers to establish various types of retirement plans for employees. Such retirement plans may permit the purchase of Contracts to provide benefits thereunder.

    As a general rule, the maximum amount which an employer may contribute on behalf of a Participant to a defined benefit plan is the amount necessary to fund an annual benefit equal to the lesser of 100% of compensation or $120,000. If the plan is a defined contribution plan, the maximum contribution is the lesser of 25% of compensation or $30,000 for each Participant. If the plan is a profit-sharing plan, the amount which the employer may deduct cannot exceed 15% of the compensation otherwise paid to participating employees in the taxable year. Under a profit-sharing plan which includes a cash or deferred provision described in Section 401(k) of the Code, elective deferral contributions are limited to $9,240 a year, or less in the case of a highly compensated employee (as defined by the tax law) where certain non-discriminatory percentage tests require a lower limit.

 5. Deferred Compensation Plans With Respect to Service for State and Local Governments and Tax-Exempt Organizations.

    Code Section 457 provides for certain deferred compensation plans with respect to service for state and local governments and certain other entities. The Contracts may be used in connection with these plans; however, under these plans the Contract Owner is the plan sponsor, and the individual participants in the plans are the Annuitants. Under such Contracts, the rights of individual plan participants are governed solely by their agreements with the plan sponsor and not by the terms of the Contracts.

 6. Seek Tax Advice.

    The above description of Federal income tax consequences of the different types of Qualified Plans which may be funded by the Contracts offered by this Prospectus is only a brief summary and is not intended as tax advice. The rules governing the provisions of Qualified Plans are extremely complex and often difficult to comprehend. In addition, the TRA has significantly changed a great many rules involved with Qualified Plans. Anything less than full compliance with the applicable rules, all of which are subject to change, may have adverse tax consequences. A prospective Contract Owner considering adoption of a Qualified Plan and purchase of a Contract in connection therewith should first consult a qualified tax adviser, with regard to the suitability of the Contract as an investment vehicle for the Qualified Plan.

SALES OF VARIABLE ACCUMULATION CONTRACTS


  The principal underwriter of the Contracts is Phoenix Equity Planning Corporation ("PEPCO"). Contracts may be purchased through registered representatives of W.S. Griffith & Company, Inc. ("W.S. Griffith") licensed to sell PHL Variable annuity contracts. W.S. Griffith and PEPCO are indirect wholly-owned subsidiaries of Phoenix Home Life Mutual Insurance Company. Contracts may be purchased through other broker-dealers or entities registered under or exempt under the Securities Exchange Act of 1934, whose representatives are authorized by applicable law to sell Contracts under terms of agreement provided by PEPCO and terms of agreement provided by PHL Variable.

  Although the Glass-Steagall Act prohibits banks and bank affiliates from engaging in the business of underwriting securities, banking regulators have not indicated that such institutions are prohibited from purchasing variable annuity contracts upon the order and for the account of their customers. In addition to reimbursing PEPCO for its expenses, PHL Variable pays PEPCO an amount equal to up to 7.25% of the purchase payments made under the Contract. PEPCO pays any qualified distribution organization an amount which may not exceed up to 7.25% of the purchase payments under the Contract. Any such amount paid with respect to Contracts sold through other broker/dealers will be paid by PHL Variable to or through PEPCO. The amounts paid are not deducted from the purchase payments. Deductions for sales charges (as described under "Sales Charges") may be used as reimbursement for commission payments.


STATE REGULATION

  PHL Variable is subject to the provisions of the Connecticut insurance laws applicable to life insurance companies and to regulation and supervision by the Connecticut Superintendent of Insurance. PHL Variable is also subject to the applicable insurance laws of all the other states and jurisdictions in which it does an insurance business.

  State regulation of PHL Variable includes certain limitations on the investments which may be made for its General Account and separate accounts, including the Account. It does not include, however, any supervision over the investment policies of the Account.

REPORTS

  Reports showing the Contract Value and containing the financial statements of the Account will be furnished at least annually to Contract Owners.

VOTING RIGHTS

  As stated above, all of the assets held in an available Sub-account will be invested in shares of a corresponding Series of the Fund. PHL Variable is the legal owner of those shares and as such has the right to vote to elect the Board of Trustees of the Fund, to vote upon certain matters that are required by the Investment Company Act of 1940 ("1940 Act") to be approved or ratified by the shareholders of a mutual fund and to vote upon any other matter that may be voted upon at a shareholders' meeting. However, PHL Variable intends to vote the shares of the Fund at regular and special meetings of the shareholders of the Fund in accordance with instructions received from Owners of the Contracts.

  PHL Variable currently intends to vote Fund shares attributable to any PHL Variable assets and Fund shares held in each Sub-account for which no timely instructions from Owners are received in the same proportion as those shares in that Sub-account for which instructions are received. In the future, to the extent applicable Federal securities laws or regulations permit PHL Variable to vote some or all shares of the Fund in its own right, it may elect to do so.

  Matters on which Owners may give voting instructions may include the following: (1) election of the Board of Trustees of the Fund; (2) ratification of the independent accountant for the Fund; (3) approval or amendment of the investment advisory agreement for the Series of the Fund corresponding to the Owner's selected Sub-account(s); (4) any change in the fundamental investment policies or restrictions of each such Series; and (5) any other matter requiring a vote of the Shareholders of the Fund. With respect to amendment of any investment advisory agreement or any change in a Series' fundamental investment policy, Owners participating in such Series will vote separately on the matter, pursuant to the requirements of the 1940 Act.

  The number of votes that a Contract Owner has the right to cast will be determined by applying the Contract Owner's percentage interest in a Sub-account to the total number of votes attributable to the Sub-account. In determining the number of votes, fractional shares will be recognized. The number of votes for which each Owner may give PHL Variable Insurance Company instructions will be determined as of the record date for Fund shareholders chosen by the Board of Trustees of the Fund. PHL Variable Insurance Company will furnish Owners with proper forms and proxies to enable them to give these instructions.

TEXAS OPTIONAL RETIREMENT PROGRAM

  Participants in the Texas Optional Retirement Program may not receive the proceeds of a withdrawal from, or complete surrender of, a Contract, or apply them to provide annuity options prior to retirement except in the case of termination of employment in the Texas public institutions of higher education, death or total disability. Such proceeds may, however, be used to fund another eligible retirement vehicle.

LITIGATION

  PHL Variable Insurance Company, the Account and PEPCO are not parties to any litigation that would have a material adverse effect upon the Account or the Contracts.

LEGAL MATTERS

  Legal matters involving Federal securities and income tax laws in connection with the Contracts described in this Prospectus have been passed upon by Jorden Burt & Berenson, Washington, D.C.

STATEMENT OF ADDITIONAL INFORMATION

  The Statement of Additional Information contains more specific information and financial statements relating to the Account and PHL Variable Insurance Company. The Table of Contents of the Statement of Additional Information is set forth below:

  Underwriter
  Calculation of Yield and Return
  Calculation of Annuity Payments
  Experts
  Financial Statements

  Contract Owner inquiries and requests for a Statement of Additional Information should be directed to Variable Products Operations in writing at 101 Munson Street, P.O. Box 942, Greenfield, Massachusetts 01302-0942, or by calling Variable Products Operations at (800) 447-4312.

APPENDIX A

THE GUARANTEED INTEREST ACCOUNT

  Contributions to the Guaranteed Interest Account under the Contract and transfers to the Guaranteed Interest Account become part of the general account of PHL Variable Insurance Company (the "General Account"), which supports insurance and annuity obligations. Because of exemptive and exclusionary provisions, interest in the General Account has not been registered under the Securities Act of 1933 ("1933 Act") nor is the General Account registered as an investment company under the 1940 Act. Accordingly, neither the General Account nor any interest therein is specifically subject to the provisions of the 1933 or 1940 Acts and the staff of the Securities and Exchange Commission has not reviewed the disclosures in this Prospectus concerning the Guaranteed Interest Account. Disclosures regarding the Guaranteed Interest Account and the General Account, however, may be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of statements made in prospectuses.

  The General Account is made up of all of the general assets of PHL Variable Insurance Company other than those allocated to any separate account. Premium payments will be allocated to the Guaranteed Interest Account and, therefore, the General Account, as elected by the Owner at the time of purchase or as subsequently changed. PHL Variable will invest the assets of the General Account in assets chosen by it and allowed by applicable law. Investment income from General Account assets is allocated between PHL Variable and the contracts participating in the General Account, in accordance with the terms of such contracts.

  Fixed annuity payments made to Annuitants under the Contract will not be affected by the mortality experience (death rate) of persons receiving such payments or of the general population. PHL Variable assumes this "mortality risk" by virtue of annuity rates incorporated in the Contract that cannot be changed. In addition, PHL Variable guarantees that it will not increase charges for maintenance of the Contracts regardless of its actual expenses.

  Investment income from the General Account allocated to PHL Variable includes compensation for mortality and expense risks borne by it in connection with General Account contracts.

  The amount of investment income allocated to the Contracts will vary from year to year in the sole discretion of PHL Variable. However, PHL Variable guarantees that it will credit interest at a rate of not less than 4% per year compounded annually, to amounts allocated to the Guaranteed Interest Account. PHL Variable may credit interest at a rate in excess of these rates; however, it is not obligated to credit any interest in excess of these rates.


  Bi-weekly, PHL Variable will set the excess interest rate, if any, that will apply to amounts deposited to the Guaranteed Interest Account. That rate will remain in effect for such deposits for an initial guarantee period of one full year from the date of deposit. Upon expiration of the initial one-year guarantee period (and each subsequent one-year guarantee period thereafter), the rate to be applied to any deposits whose guaranteed period has just ended will be the same rate as is applied to new deposits allocated to the Guaranteed Interest Account at that time. This rate will likewise remain in effect for a guarantee period of one full year from the date the new rate is applied.


  Excess interest, if any, will be determined by PHL Variable based on information as to expected investment yields. Some of the factors that PHL Variable may consider in determining whether to credit excess interest to amounts allocated to the Guaranteed Interest Account and the amount thereof, are general economic trends, rates of return currently available and anticipated on investments, regulatory and tax requirements and competitive factors. ANY INTEREST CREDITED TO AMOUNTS ALLOCATED TO THE GUARANTEED INTEREST ACCOUNT IN EXCESS OF 4% PER YEAR WILL BE DETERMINED IN THE SOLE DISCRETION OF PHL VARIABLE AND WITHOUT REGARD TO ANY SPECIFIC FORMULA. THE CONTRACT OWNER ASSUMES THE RISK THAT INTEREST CREDITED TO GUARANTEED INTEREST ACCOUNT ALLOCATIONS MAY NOT EXCEED THE MINIMUM GUARANTEE FOR ANY GIVEN YEAR.

  PHL Variable is aware of no statutory limitations on the maximum amount of interest it may credit, and the Board of Directors has set no limitations. However, inherent in PHL Variable's exercise of discretion in this regard is the equitable allocation of distributable earnings and surplus among its various policyholders and contract owners.

  Excess interest, if any, will be credited on the Guaranteed Interest Account Contract Value. PHL Variable guarantees that, at any time, the Guaranteed Interest Account Contract Value will not be less than the amount of purchase payments allocated to the Guaranteed Interest Account, plus interest at the rate of 4% per year, compounded annually, plus any additional interest which PHL Variable may, in its discretion, credit to the Guaranteed Interest Account, less the sum of all annual administrative or surrender charges, any applicable premium taxes, and less any amounts surrendered. If the Owner surrenders the Contract, the amount available from the Guaranteed Interest Account will be reduced by any applicable surrender charge and annual administration charge (see "Deductions and Charges").

  IN GENERAL, ONE TRANSFER PER YEAR IS ALLOWED FROM THE GUARANTEED INTEREST ACCOUNT. THE AMOUNT WHICH CAN BE TRANSFERRED IS LIMITED TO THE GREATER OF $1,000 AND 25% OF THE CONTRACT VALUE IN THE GUARANTEED INTEREST ACCOUNT. UNDER THE SYSTEMATIC TRANSFER PROGRAM, TRANSFERS OF APPROXIMATELY EQUAL AMOUNTS MAY BE MADE OVER A MINIMUM 18 MONTH PERIOD. NON-SYSTEMATIC TRANSFERS FROM THE GUARANTEED INTEREST ACCOUNT WILL BE EFFECTUATED ON THE DATE OF RECEIPT BY VARIABLE PRODUCTS OPERATIONS, UNLESS OTHERWISE REQUESTED BY THE CONTRACT OWNER.

APPENDIX B
DEDUCTIONS FOR STATE PREMIUM TAXES
Qualified and Non-Qualified Annuity Contracts

                     Upon (1)      Upon
State               Purchase   Annuitization   Non-Qualified      Qualified
-----               --------   -------------   -------------      ---------
California                          X              2.35%            0.50%
D.C.                                X              2.25             2.25
Kansas                              X              2.00
Kentucky                            X              2.00             2.00
Maine                               X              2.00
Mississippi                         X              1.00 (2)
Nevada                              X              3.50
Pennsylvania           X                           2.00
South Dakota           X                           1.25
West Virginia                       X              1.00             1.00
Wyoming                             X              1.00

NOTE: The above premium tax deduction rates are as of January 1, 1995. No premium tax deductions are made for states not listed above. However, premium tax statutes are subject to amendment by legislative act and to judicial and administrative interpretation, which may affect both the above list of states and the applicable tax rates. Consequently, the company reserves the right to deduct premium tax when necessary to reflect changes in state tax laws or interpretation.

For a more detailed explanation of the assessment of Premium Taxes see "Deductions and Charges, Premium Tax".

(1) "Purchase" in this chart refers to the earlier of partial withdrawal, surrender of the Contract, payment of death proceeds or Maturity Date.

(2) The Mississippi premium tax on annuities is repealed effective July 1, 1995.

                                     PART B

                           INFORMATION REQUIRED IN A
                      STATEMENT OF ADDITIONAL INFORMATION

                       PHL VARIABLE ACCUMULATION ACCOUNT

                    Variable Accumulation Annuity Contracts

                                   issued by

                         PHL VARIABLE INSURANCE COMPANY


                                 101 Munson St.
                                  P.O. Box 910
                      Greenfield, Massachusetts 03102-0910
                            Telephone (800) 447-4312



                      Statement of Additional Information

This Statement of Additional Information is not a Prospectus and should be read in conjunction with the Prospectus, dated July 31, 1995, which is available without charge by contacting PHL Variable Insurance Company at the above address or at the above telephone number.

                                 July 31, 1995

                               Table of Contents

                                                             Page

Underwriter                                                   B-2

Calculation of Yield and Return                               B-2

Calculation of Annuity Payments                               B-2

Experts                                                       B-3

Financial Statements                                          B-5

UNDERWRITER


  The offering of Contracts is made on a continuous basis by Phoenix Equity Planning Corporation ("PEPCO"), an affiliate of PHL Variable.

  PEPCO is paid an amount equal to up to 7.25% of the purchase payments under the Contracts. PEPCO, in turn, pays any distribution organization an amount equal to up to 7.25% of the purchase payments made under the Contracts.

CALCULATION OF YIELD AND RETURN

  Yield of the Money Market Sub-account. As summarized in the Prospectus under the heading "Performance History", the yield of the Money Market Sub-account for a seven-day period (the "base period") will be computed by determining the "net change in value" (calculated as set forth below) of a hypothetical account having a balance of one share at the beginning of the period, dividing the net change in account value by the value of the account at the beginning of the base period to obtain the base period return, and multiplying the base period return by 365/7 with the resulting yield figure carried to the nearest hundredth of one percent. Net changes in value of a hypothetical account will include net investment income of the account (accrued daily dividends as declared by the underlying funds, less daily expense charges of the account) for the period, but will not include realized gains or losses or unrealized appreciation or depreciation on the underlying fund shares. A mortality and expense risk charge of 1.25% (approximately 0.40% for mortality and 0.85% for expense) and a daily administrative fee of 0.125% are reflected.


  The Money Market Sub-account yield and effective yield will vary in response to fluctuations in interest rates and in the expenses of the Sub-account.

  The current yield and effective yield reflect recurring charges at the Account level, including the maximum annual administrative fee.

  At any time in the future, yields and total return may be higher or lower than past yields and there can be no assurance that any historical results will continue.

  The method of calculating yields described above for the Money Market Sub-account differs from the method used by the Sub-account prior to May 1, 1988. The denominator of the fraction used to calculate yield was prior, to May 1, 1988, the average unit value for the period calculated. That denominator was thereafter the unit value of the Sub-account on the last trading day of the period calculated.


  Calculation of Total Return. As summarized in the Prospectus under the heading "Performance History", total return is a measure of the change in value of an investment in a Sub-account over the period covered and is computed by finding the average annual compounded rates of return over the 1, 5 and 10 year periods that would equate the initial amount invested to the ending redeemable value according to a formula. The formula for total return used herein includes four steps: (1) assuming a hypothetical $1,000 initial investment in the Sub-account; (2) calculating the value of the hypothetical initial investment of $1,000 as of the end of the period by multiplying the total number of units owned at the end of the period by the unit value per unit on the last trading day of the period; (3) assuming redemption at the end of the period and deducting any recurring fees and any applicable contingent deferred sales charge and (4) dividing this account value for the hypothetical investor by the initial $1,000 investment. Total return will be calculated for one year, five years and ten years or some other relevant periods if a Sub-account has not been in existence for at least ten years.


Performance Comparisons:

  Yield and Total Return. Each Sub-account may from time to time include its yield and total return in advertisements or information furnished to present or prospective Contract Owners. Each Sub-account may from time to time include in advertisements containing total return (and yield in the case of certain Sub-accounts) the ranking of those performance figures relative to such figures for groups of mutual funds categorized by Lipper Analytical Services as having the same investment objectives.

  The total return and yield may also be used to compare the performance of the Sub-accounts against certain widely acknowledged outside standards or indices for stock and bond market performance. The Standard & Poor's Composite Index of 500 Stocks (the "S&P 500") is a market value-weighted and unmanaged index showing the changes in the aggregate market value of 500 stocks relative to the base period 1941-43. The S&P 500 is composed almost entirely of common stocks of companies listed on the New York Stock Exchange, although the common stocks of a few companies listed on the American Stock Exchange or traded over-the-counter are included. The 500 companies represented include 400 industrial, 60 transportation and 40 financial services concerns. The S&P 500 represents about 80% of the market value of all issues traded on the New York Stock Exchange.

  The manner in which total return and yield will be calculated is described in the prospectus.

CALCULATION OF ANNUITY PAYMENTS

Variable Annuity Payments

  Unless an alternative annuity payment option is elected on or before the Contract Maturity Date, the Accumulation Value of the Contract on the Maturity Date will automatically be applied to provide a Variable Payment Life Annuity with Ten Year Period Certain based on the Annuitant's life under annuity payment Option I as described in the Prospectus. Any annuity payments falling due after the Annuitant's death during the period certain will be paid to the Beneficiary.

  If the amount to be applied on the Maturity Date is less than $2,000 or would result in monthly payments of less than $20, PHL Variable Insurance Company shall have the right to pay such amount in one lump sum in lieu of providing the annuity payments. PHL Variable Insurance Company will also have the right to change the annuity payment frequency to annually if the monthly annuity payment would otherwise be less than $20.

  Under the Variable Payment Life Annuity with Ten Year Period Certain (payment Option I), the first monthly income payment is due on the Maturity Date. Thereafter, payments are due on the same day of the month as the first payment was due, or if such date does not fall within a particular month, then the future payment is due on the first Valuation Date to occur in the following month. Payments will continue during the lifetime of the Annuitant, or, if later, until the end of the Ten Year Period Certain starting with the date the first payment is due.


  The Variable Income Table below shows the minimum amount of the first monthly payment for each $1,000 of Accumulation Value applied. The minimum first payments shown are based on the 1983 table, an annuity table projected to the year 2040 with Projection Scale G, and with Projection Scale G thereafter, and an effective assumed investment return of 4-1/2%. The actual payments will be based on the monthly payment rate PHL Variable Insurance Company is using when the first payment is due. They will not be less than those shown in the Variable Income Table.

                             Variable Income Table

            Minimum Monthly Payment Rate for First Payment for Each $1,000 Applied. Based on 4-1/2% Assumed Investment Return.

                    Adjusted Age*     Male        Female
                    ------------      ----        ------
                         40          $  4.15      $  4.02
                         45             4.29         4.12
                         50             4.40         4.27
                         55             4.73         4.46
                         60             5.06         4.71
                         65             5.51         5.05
                         70             6.08         5.52
                         75             6.79         6.17
                         80             7.65         6.99
                         85             8.57         7.98

* Age on birthday nearest due date of the first payment. Monthly payment rates for ages not shown will be furnished on request.

  In determining the amount of the first payment, the amounts held under the Variable Payment Option in each Sub-account are multiplied by the rates PHL Variable Insurance Company is using for the Option on the first Payment Calculation Date. The Payment Calculation Date is the earliest Valuation Date that is not more than 10 days before the due date of the payment. The first payment equals the total of such figures determined for each Sub-account.

  Future payments are measured in Annuity Units and are determined by multiplying the Annuity Units in each Sub-account with assets under the Variable Payment Option by the Annuity Unit Value for each Sub-account on the Payment Calculation Date that applies. The number of Annuity Units in each Sub-account with assets under a Variable Payment Option is equal to the portion of the first payment provided from that Sub-account divided by the Annuity Unit Value for that Sub-account on the first Payment Calculation Date. The payment will equal the sum of such amounts from each Sub-account.

  All Annuity Unit Values in each Sub-account were set at $1.0000000 on the first Valuation Date selected by PHL Variable Insurance Company. The value of an Annuity Unit on any date thereafter is equal to (a) the Net Investment Factor for that Sub-account for the Valuation Period divided by (b) the sum of
1.0000000 and the rate of interest for the number of days in the Valuation Period, based on an effective annual rate of interest equal to the assumed investment return, and multiplied by (c) the corresponding Annuity Unit Value on the preceding Valuation Date. The assumed investment return of 4-1/2% per year is the annual interest rate assumed in determining the first payment. The amount of each subsequent payment from each Sub-account will depend on the relationship between the assumed investment return and the actual investment performance of the Sub-account. If a 4-1/2% rate would result in a first variable payment larger than that permitted under applicable state law, we will select a lower rate that will comply with such law.


  No partial or full surrenders, withdrawals, transfers or additional premium payments may be made with respect to any assets held under Variable Payment Options I and J. Although no transfers or additional premium payments may be made with respect to assets held under Option K, under this option partial or full surrenders may be made.

Fixed Annuity Payments

  Fixed monthly annuity payments under a Contract are determined by applying the Contract Value to the respective annuity purchase rates on the Maturity Date of a Contract or other date elected for commencement of fixed annuity payments.

  Under a Contract, the amount of the fixed annuity payment is calculated by first multiplying the number of the Sub-accounts' Accumulation Units credited to the Contract on the Maturity Date by the appropriate Unit Value for each Sub-account on the Maturity Date. The dollar value for all Sub-accounts' Accumulation Units is then aggregated, along with the dollar value of any investment in the Guaranteed Interest Account. For each Contract the resulting dollar value is then multiplied by the applicable annuity purchase rate, which reflects the age (and sex for non-tax qualified plans) of the Annuitant specified in the Contract for the Fixed Payment Annuity Option selected. This computation determines the amount of PHL Variable Insurance Company's fixed monthly annuity payment to the Annuitant.


  The mortality table used as a basis for the applicable annuity purchase rates is the a-49 Individual Annuity Mortality Table projected to 1985 at Projection Scale B. An interest rate of 3-3/8% for 5 and 10 year certain periods under Option A, for the 10 year period under Option F and for Option E; an interest rate of 3-1/4% for the 20 year certain period under Options A and F; an interest rate of 3-1/2% under Option B and D. Under Options G and H the guaranteed interest rate is 3%. More favorable rates may be available on the Maturity Date or other dates elected for commencement of fixed annuity payments.

EXPERTS

  The consolidated financial statements of PHL Variable Insurance Company as of December 31, 1994 and for the periods January 1, 1994 to May 31, 1994 and June 1, 1994 to December

31, 1994, have been examined by Price Waterhouse LLP, independent public accountants, whose reports are set forth herein, and the financial statements have been included upon the authority of said firm as experts in accounting and auditing. The financial statements of Dreyfus Consumer Life Insurance Company at December 31, 1993 and for each of the two years in the period then ended have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing. Price Waterhouse LLP, whose address is One Financial Plaza, Hartford, Connecticut, also provides other accounting and tax-related services as requested by PHL Variable Insurance Company from time to time. Ernst and Young LLP is located at 787 7th Avenue, New York, New York.

  Legal matters involving Federal securities laws in connection with the Contracts have been passed upon by Jorden Burt & Berenson, Washington, D.C.


  Legal matters relating to the validity of the securities being issued have been passed upon by Patricia O. McLaughlin, Counsel, Phoenix Home Life, Hartford, CT.

                       PHL VARIABLE ACCUMULATION ACCOUNT

                              Financial Statements

          The Sub-accounts commenced operations as of the date of this Prospectus; therefore, data for these Sub-accounts is not yet available.

PHL Variable
Insurance Company
Financial Statements
December 31, 1994

PHL Variable Insurance Company
(a wholly-owned subsidiary of PM Holdings, Inc.)
(formerly Dreyfus Consumer Life Insurance Company)
Table of Contents

                                                                           Page


Reports of Independent Accountants ..................................B-8 - B-10

Balance Sheet .............................................................B-11

Statement of Operations ...................................................B-12

Statement of Changes in Stockholder's Equity...............................B-13

Statement of Cash Flows ...................................................B-14

Notes to Financial Statements  .....................................B-15 - B-18

                         Northeast Insurance Services  Telephone 203 240 2000
                         One Financial Plaza           Facsimile 203 240 2055
                         Hartford, CT 06103

Price Waterhouse LLP [logo]                     Price Waterhouse circle [logo]

                       Report of Independent Accountants

February 15, 1995

To the Board of Directors
 and Stockholder of
 PHL Variable Insurance Company
 (formerly Dreyfus Consumer Life Insurance Company)

In our opinion, the accompanying statements of operations, of changes in stockholder's equity and of cash flows present fairly, in all material respects, the results of operations and cash flows of Dreyfus Consumer Life Insurance Company (Predecessor or the Company), for the period from January 1, 1994 through May 31, 1994 in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above. The financial statements of the Dreyfus Consumer Life Insurance Company for the years ended December 31, 1993 and 1992 were audited by other independent accountants whose reports are presented herein.

As discussed in Note 2 to the financial statements, the Company adopted Statement of Financial Accounting Standard No. 115, Accounting for Certain Investments in Debt and Equity Securities, in 1994.

/s/ Price Waterhouse LLP

Offices in Boston, Burlington, Hartford, New York, Providence

                         Northeast Insurance Services  Telephone 203 240 2000
                         One Financial Plaza           Facsimile 203 240 2055
                         Hartford, CT 06103

Price Waterhouse LLP [logo]                     Price Waterhouse circle [logo]

                       Report of Independent Accountants

February 15, 1995

To the Board of Directors
 and Stockholder of
 PHL Variable Insurance Company

In our opinion, the accompanying balance sheet and the related statements of operations, of changes in stockholder's equity and of cash flows present fairly, in all material respects, the financial position of PHL Variable Insurance Company (the Company), formerly Dreyfus Consumer Life Insurance Company, at December 31, 1994 and the results of their operations and their cash flows for the period from June 1, 1994 through December 31, 1994 in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above.

/s/ Price Waterhouse LLP

Offices in Boston, Burlington, Hartford, New York, Providence

[logo] ERNST & YOUNG LLP   (box) 787 Seventh Avenue    (box) Phone: 212 773 3000
                                 New York, New York 10019

                       Report of Independent Auditors

Stockholder and Board of Directors
Dreyfus Consumer Life Insurance Company

We have audited the accompanying balance sheet of Dreyfus Consumer Life Insurance Company as of December 31, 1993, and the related statements of operations, changes in stockholders equity, and cash flows for each of the two years in the period then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Dreyfus Consumer Life Insurance Company at December 31, 1993, and the results of its operations and its cash flows for each of the two years in the period then ended in conformity with generally accepted accounting principles.

                                     /s/ Ernst & Young LLP
                                     Ernst & Young LLP

January 27, 1994

PHL Variable Insurance Company
(a wholly-owned subsidiary of PM Holdings, Inc.)
(formerly Dreyfus Consumer Life Insurance Company)
Balance Sheet

                                                                                 Successor          Predecessor
                                                                                         December 31,
                                                                                   1994                1993
Assets
   Bonds
      Held to maturity, at amortized cost
       (fair value $6,331,000)                                                                   $     6,271,966
      Available for sale, at fair value
       (amortized cost $9,420,000)                                            $     9,250,723
   Short-term investments, at amortized cost                                                           2,029,041
   Cash and cash equivalents                                                           89,896          1,080,575
                                                                              ---------------    ---------------

   Total cash and invested assets                                                   9,340,619          9,381,582
   Due and accrued investment income                                                  157,863            114,731
   Deferred income tax benefit                                                         55,119
   Goodwill, net of accumulated amortization                                          960,500            255,403
   Other assets                                                                                           10,846
                                                                              ---------------    ---------------
        Total assets                                                          $    10,514,101    $     9,762,562
                                                                              ===============    ===============

Liabilities
   Federal and state income taxes payable                                     $        62,174
   Payable to former affiliate in lieu of taxes                                                  $        99,000
   Payable to former affiliate                                                                            13,304
   Intercompany payable to affiliate                                                  108,108
   Accrued expenses                                                                                       12,845
                                                                              ---------------    ---------------
        Total liabilities                                                             170,282            125,149
                                                                              ---------------    ---------------

Stockholder's Equity
   Common stock, $1 par value,
    2,000,000 shares authorized,
    issued and outstanding                                                          2,000,000          2,000,000
   Additional paid-in capital                                                       8,364,486          4,477,588
   Net unrealized depreciation on investments, net of tax                            (109,725)
   Retained earnings                                                                   89,058          3,159,825
                                                                              ---------------    ---------------
        Total stockholder's equity                                                 10,343,819          9,637,413
                                                                              ---------------    ---------------

        Total liabilities and stockholder's equity                            $    10,514,101    $     9,762,562
                                                                              ===============    ===============

        The accompanying notes are an integral part of these statements.

PHL Variable Insurance Company
(a wholly-owned subsidiary of PM Holdings, Inc.)
(formerly Dreyfus Consumer Life Insurance Company)
Statement of Operations


                                               Successor
                                              Period from       Predecessor
                                             June 1, 1994       Period from
                                                  to          January 1, 1994              Predecessor
                                             December 31,           to                 Year Ended December 31,
                                                 1994          May 31, 1994          1993              1992

Revenues
Net investment income                       $      352,037    $      136,991    $      405,407    $      401,970
Realized investment losses                         (29,100)
                                            --------------    --------------    --------------    --------------

   Total revenues                                  322,937           136,991           405,407           401,970
                                            --------------    --------------    --------------    --------------

Expenses
   General and administrative expenses             108,239            13,147            53,333            64,377
   Amortization of goodwill                         59,500            10,510            25,225            25,225
                                            --------------    --------------    --------------    --------------

   Total expenses                                  167,739            23,657            78,558            89,602
                                            --------------    --------------    --------------    --------------

Income before income taxes                         155,198           113,334           326,849           312,368
   Provision (benefit) for income taxes             66,140           (12,964)           51,000           109,000
                                            --------------    --------------    --------------    --------------

Net income                                  $       89,058    $      126,298    $      275,849    $      203,368
                                            ==============    ==============    ==============    ==============

        The accompanying notes are an integral part of these statements.

PHL Variable Insurance Company
(a wholly-owned subsidiary of PM Holdings, Inc.)
(formerly Dreyfus Consumer Life Insurance Company)
Statement of Changes in Stockholder's Equity


                                                                    Predecessor
                                                            Period from January 1, 1992
                                                                  to May 31, 1994
                                                   Additional                           Net            Total
                                    Common           Paid-in         Retained       Unrealized     Stockholder's
                                     Stock           Capital         Earnings      Depreciation       Equity

Balances at January 1, 1992      $  2,000,000     $  4,477,588     $  2,680,608                   $    9,158,196
Net income                                                              203,368                          203,368
                                 ------------     ------------     ------------    ------------   --------------


Balances at December 31, 1992       2,000,000        4,477,588        2,883,976                        9,361,564
Net income                                                              275,849                          275,849
                                 ------------     ------------     ------------    ------------   --------------


Balances at December 31, 1993       2,000,000        4,477,588        3,159,825                        9,637,413
Adoption of FAS 115                                                    (174,332)                        (174,332)
Net income                                                              126,298                          126,298
                                 ------------     ------------     ------------    ------------   --------------

Balances at May 31, 1994         $  2,000,000     $  4,477,588     $  3,111,791                   $    9,589,379
                                 ============     ============     ============    ============   ==============


                                                                     Successor
                                                             Period from May 31, 1994
                                                               to December 31, 1994
                                                   Additional                           Net            Total
                                    Common           Paid-in         Retained       Unrealized     Stockholder's
                                     Stock           Capital         Earnings      Depreciation       Equity

Balances at May 31, 1994         $  2,000,000     $  4,477,588     $  3,111,791                   $    9,589,379
Acquisition adjustment                               3,886,898       (3,111,791)                         775,107
                                 ------------     ------------     ------------    ------------   --------------

Balances at June 1, 1994            2,000,000        8,364,486                                        10,364,486
Net income                                                               89,058                           89,058
Net unrealized depreciation                                                        $  (109,725)         (109,725)
                                 ------------     ------------     ------------    ------------   --------------


Balances at December 31, 1994    $  2,000,000     $  8,364,486     $     89,058    $  (109,725)   $   10,343,819
                                 ============     ============     ============    ============   ==============


        The accompanying notes are an integral part of these statements.

PHL Variable Insurance Company
(a wholly-owned subsidiary of PM Holdings, Inc.)
(formerly Dreyfus Consumer Life Insurance Company)
Statement of Cash Flows


                                               Successor
                                              Period from       Predecessor
                                             June 1, 1994       Period from
                                                  to          January 1, 1994              Predecessor
                                             December 31,           to                 Year Ended December 31,
                                                 1994          May 31, 1994          1993              1992
Cash Flow from Operating Activities
   Net income                               $       89,058    $      126,298    $      275,849    $      203,368
   Adjustments to reconcile net income
   to net cash provided by (used in)
   operating activities:
     Amortization of premium and
      discount on bonds                                                9,100            (2,423)          184,788
     Realized investment losses                     29,100
     Amortization of goodwill                       59,500            10,510            25,225            25,225
     (Increase) decrease in
       due and accrued investment
       income                                      (67,030)           23,898           (47,721)          115,138
     (Increase) in deferred income
       tax benefit                                 (55,119)
     Decrease (increase) in other assets                              10,846            (1,059)           15,230
     Increase (decrease) in federal and
       state income taxes payable                   62,174                             (67,000)
     (Decrease) increase in payables
       to former affiliate                                          (112,304)           16,779           (26,246)
     Increase in intercompany
       payable to affiliate                        108,108
     Decrease in accrued expenses                                    (12,845)           (1,738)           (1,070)
                                             -------------       -----------    --------------      ------------
   Net cash provided by
     operating activities                          225,791            55,503           197,912           516,433
                                             -------------       -----------    --------------      ------------

Cash Flow from Investing Activities
   Investment purchases                        (44,044,597)       (2,724,420)       (7,887,954)       (8,824,427)
   Proceeds from investment maturities          43,473,572         2,023,472         7,767,645         8,784,757
                                             -------------       -----------    --------------      ------------
   Net cash used in investing activities          (571,025)         (700,948)         (120,309)          (39,670)
                                             -------------       -----------    --------------      ------------

Net (decrease) increase in cash and
   cash equivalents                               (345,234)         (645,445)           77,603           476,763
Cash and cash equivalents at beginning
   of period                                       435,130         1,080,575         1,002,972           526,209
                                             -------------       -----------    --------------      ------------

Cash and cash equivalents at end
   of period                                $       89,896    $      435,130    $    1,080,575    $    1,002,972
                                             =============       ===========    ==============      ============

Supplemental disclosure of cash flow
 information
   Income taxes paid, net of refunds        $       63,725    $       32,403    $      113,500    $      112,500
                                             =============       ===========    ==============      ============

        The accompanying notes are an integral part of these statements.

PHL Variable Insurance Company
(a wholly-owned subsidiary of PM Holdings, Inc.)
(formerly Dreyfus Consumer Life Insurance Company)
Notes to Financial Statements

1.   Operations

     On May 31, 1994, PM Holdings, Inc. (PM Holdings) acquired Dreyfus Consumer Life Insurance Company from The Dreyfus Corporation and renamed the company, PHL Variable Insurance Company (PHL Variable or the Company). PM Holdings has accounted for the acquisition of the Company under the purchase method of accounting. The assets and liabilities of the Company have been recorded at their fair value as of the date of acquisition and goodwill has been pushed-down to the Company from PM Holdings. The Company was incorporated under the laws of Connecticut on April 24, 1981 and has obtained licensing in 36 states and plans to offer variable annuities to the public in 1995. PHL Variable's parent, PM Holdings is a wholly-owned subsidiary of Phoenix Home Life Mutual Insurance Company (Phoenix Home
     Life).

     Phoenix Home Life provides services and facilities to the Company and is reimbursed through a cost allocation process. Investment related expenses are allocated to the Company from PM Holdings.

2.   Summary of Significant Accounting Policies

     The significant accounting policies which are used by the Company in the preparation of its financial statements are described below.

     Basis of presentation

     The accompanying financial statements have been prepared in conformity with generally accepted accounting principles. Certain reclassifications have been made to the 1993 and 1992 amounts to conform with the 1994 presentation.

     The financial statements as of December 31, 1994 and for the period from June 1, 1994 through December 31, 1994 are those of PHL Variable Insurance Company (the Successor). The financial statements for the period from January 1, 1994 through May 31, 1994 and the years ended December 31, 1993 and 1992 are those of Dreyfus Consumer Life Insurance Company (the Predecessor) before its business and net assets were acquired by PM Holdings.

     New accounting pronouncements

     In 1994, PHL Variable adopted Statement of Financial Accounting Standard
     (SFAS) No. 115, Accounting for Certain Investments in Debt and Equity Securities. This statement required PHL Variable to segregate its debt securities into three categories: held to maturity, available for sale or trading. All debt securities held by the Company at December 31, 1994 are classified as available for sale and are recorded at their fair value with corresponding changes in fair value recorded through stockholder's equity. The effect of implementing SFAS 115 resulted in a decrease in investment assets and stockholder's equity of $174,332. Such bonds were previously carried at amortized cost.

     Cash and cash equivalents

     Short-term investments with a maturity of three months or less at the time of purchase are reported as cash equivalents.

     Goodwill

     Effective June 1, 1994, goodwill arising from the acquisition of the Company is amortized using the straight-line method over a period of 10 years, the expected period of benefit from the acquisition. Prior to June 1, 1994, goodwill was amortized over a period of 20 years.

     Investments

     At December 31, 1994, investments in bonds are generally available for sale and carried at fair value. At December 31, 1993, investments in bonds were carried at amortized cost and short-term investments were carried at amortized cost, which approximated market value.

     Realized investment gains and losses are determined using the specific identification method.

PHL Variable Insurance Company
(a wholly-owned subsidiary of PM Holdings, Inc.)
(formerly Dreyfus Consumer Life Insurance Company)
Notes to Financial Statements

2.   Summary of Significant Accounting Policies (continued)

     Income taxes

     For the period January 1, 1994 through May 31, 1994 and the years ended December 31, 1993 and 1992, the former Dreyfus Consumer Life Insurance Company (DCLIC) was included in the consolidated federal income tax return filed by The Dreyfus Corporation (the Corporation). All participants in the consolidated federal income tax return were severally liable for the full amount of any taxes payable by the group. In accordance with an income tax apportionment agreement with the Corporation, the provision for DCLIC's federal income tax was computed on a separate return basis.

     PHL Variable is included in a life/nonlife consolidated federal income tax return with Phoenix Home Life and its eligible affiliates for the period June 1, 1994 through December 31, 1994. The Company entered into a federal income tax allocation agreement with PM Holdings, Inc. which requires the Company's tax provision be determined based upon income taxes that would be paid or refunded if the Company filed a separate federal income tax return.

3.   Investments

     Additional information pertaining to the Company's investments and realized investment gains and losses follows:

     Bonds

     Bonds classified as available for sale are carried at fair value. Fair value on bonds includes amounts for publicly traded bonds that are based on quoted market prices, where available, or quoted market prices on comparable instruments.

     The gross unrealized (depreciation) as of December 31, 1994 for investments in bonds available for sale (carried at fair value) is set forth below.

                                            Amortized                 Fair
                                              Cost   (Depreciation)   Value
                                                     (in thousands)
     Bonds
       U.S. Treasury bonds and
         obligations of U.S. Government
         corporations and agencies         $  9,247    $   (166)   $  9,081
       Obligations of states and
         political subdivisions
         - non-taxable                          173          (3)        170
                                           --------    --------    --------
           Total bonds                     $  9,420    $   (169)   $  9,251
                                           ========    ========    ========

     The gross unrealized appreciation (depreciation) as of December 31, 1993 for investments in bonds held to maturity (carried at amortized cost) is set forth below.

                                                      Amortized                                        Fair
                                                        Cost            Appreciation (Depreciation)    Value
                                                                              (in thousands)
     Bonds
       U.S. Treasury bonds and
         obligations of U.S. Government
           corporations and agencies                $    5,999    $       44        $       (2)    $     6,041
       Obligations of states and
         political subdivisions                            273            17                               290
                                                    ----------    ----------        ----------     -----------
               Total bonds                          $    6,272    $       61        $       (2)    $     6,331
                                                    ==========    ==========        ==========     ===========

PHL Variable Insurance Company
(a wholly-owned subsidiary of PM Holdings, Inc.)
(formerly Dreyfus Consumer Life Insurance Company)
Notes to Financial Statements

3.   Investments (continued)


     Bonds (continued)

       The fair value and amortized cost basis of bonds at December 31, 1994, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties. The bond issuers have the right to prepay obligations in some instances without prepayment penalties.

                                                     Fair         Amortized
                                                     Value          Cost
                                                        (in thousands)


        Due in one year or less                     $   1,519    $   1,523
        Due after one year through five years           7,472        7,632
        Due after five years through ten years            140          143
        Due after ten years                               120          122
                                                    ---------    ---------
                                                    $   9,251    $   9,420
                                                    =========    =========

     Investments in bonds held by various state insurance departments to satisfy statutory requirements at December 31, 1994 and 1993 were $950,000 (at fair value) and $1,265,701 (at amortized cost), respectively.

     Net unrealized appreciation (depreciation) of investments

     Net unrealized depreciation of $168,808 as of December 31, 1994 on investments that are carried at fair value is included as a separate component of stockholder's equity, net of deferred income tax benefits of $59,083. The net unrealized appreciation of $58,808 as of December 31, 1993 on investments that were carried at amortized cost was not recorded in the financial statements.

4.   General and Administrative Expenses

     General and administrative expenses are summarized below.

                                               Successor
                                              Period from       Predecessor
                                             June 1, 1994       Period from
                                                  to          January 1, 1994              Predecessor
                                             December 31,           to                 Year Ended December 31,
                                                 1994          May 31, 1994          1993              1992
     License renewal, filing and
       examination fees                     $       38,857    $       13,147    $       24,835    $       27,384
     Legal, accounting and
       consulting expense                           64,399                              13,742            21,413
     Other, various                                  4,983                              14,756            15,580
                                            --------------    --------------    --------------    --------------
                                            $      108,239    $       13,147    $       53,333    $       64,377
                                            ==============    ==============    ==============    ==============

5.   Goodwill

     Upon acquisition of the Company by PM Holdings on May 31, 1994, the excess purchase price over the fair value of the Company's net assets of $1,020,000 was recorded as goodwill by the Company.

6.   Stockholder's equity

     At December 31, 1994 and 1993, stockholder's equity determined in accordance with statutory accounting practices aggregated $7,477,718 and $9,431,000, respectively. There were no practices not prescribed by the Insurance Department of the State of Connecticut. The Connecticut Insurance Holding Act limits the maximum amount of annual dividends or other distributions available to stockholders of Connecticut insurance companies without prior approval of the Insurance Commissioner. Under current law, the maximum dividend distribution which may be made by the Company during 1995 without prior approval is subject to restrictions relating to statutory surplus.

PHL Variable Insurance Company
(a wholly-owned subsidiary of PM Holdings, Inc.)
(formerly Dreyfus Consumer Life Insurance Company)
Notes to Financial Statements
--------------------------------------------------------------------------------

7.   Income taxes

     For the period from June 1, 1994 through December 31, 1994, the Successor recognized an income tax provision of $66,140. For the period from January 1, 1994 through May 31, 1994 and the years ended December 31, 1993 and 1992, the Predecessor recognized income tax (benefits) provisions of $(12,964), $51,000 and $109,000, respectively. The Company's current income tax liabilities at December 31, 1994 and 1993 were $62,174 and $99,000, respectively. Effective January 1, 1993, the statutory tax rate was increased by the Omnibus Budget Reconciliation Act of 1993 from 34% to 35%.

     The Company's federal tax return is not currently being examined. Management does not believe that there are pending tax matters which will have a material adverse effect on the financial statements.

     At December 31, 1994, the Company has a deferred income tax benefit of $55,119 resulting primarily from unrealized investment losses due to the application of SFAS 115. The Company had no differences between the financial and tax basis of assets and liabilities at December 31, 1993 and hence, there was no provision for deferred income taxes.

     A reconciliation of the effective rate to the statutory rate is as follows:

                                               Successor
                                              Period from       Predecessor
                                             June 1, 1994       Period from
                                                  to          January 1, 1994              Predecessor
                                             December 31,           to                 Year Ended December 31,
                                                 1994          May 31, 1994          1993              1992

     Statutory rate                                  35.0%            35.0%               35.0%            34.0%
       State taxes                                    9.2                                (20.5)
       Amortization of goodwill                                                            2.7              2.9
       Other                                         (1.6)           (46.4)               (1.6)            (2.0)
                                                     ----             ----                ----             ----

       Effective income tax rate                     42.6%           (11.4)%              15.6%            34.9%
                                                     ====             ====                ====             ====


8.   Phoenix Home Life guarantee

     Effective June 20, 1994, Phoenix Home Life guaranteed the net worth of the Company for the period it remains a wholly-owned subsidiary or until such earlier time as: (1) the Company requests a separate rating from the rating agencies; or (2) any of such rating agencies on their own initiative determine that the Company requires a separate rating.

                                     PART C

                               OTHER INFORMATION

  Registrant hereby represents that, in imposing certain restrictions upon withdrawals from some annuity contracts, it is relying upon the no-action letter given to the American Council of Life Insurance (publicly available November 28,
1988) (Ref. No. 1P-6-88) regarding compliance with Section 403(b) (ii) of the Internal Revenue Code and that it is in compliance with the conditions for reliance upon that letter set forth therein.

Item 24.    Financial Statements and Exhibits.

            (a) Financial Statements


                The financial statements are included in Part B and consolidated financial information is included in Part A.


            (b) Exhibits

                (1) Resolution of the Board of Directors of PHL Variable
                    Insurance Company establishing the PHL Variable Accumulation Account.*

                (2) Not Applicable.

                (3) Distribution of Policies

                    (a) Form of Underwriting Agreement between PHL Variable
                        Insurance Company and Phoenix Equity Planning Corporation.**


                    (b) Form of Agreement between Phoenix Equity Planning
                        Corporation with respect to the sale of Contracts.**


                (4) Form of Variable Annuity Contract*

                (5) Form of Application**

                (6) (a) Charter of PHL Variable Insurance Company*

                    (b) By-Laws of PHL Variable Insurance Company*

                (7) Not Applicable.

                (8) Not Applicable.

                (9) See Item 10(c) below.


                (10)(a) Written Consent of Jorden Burt & Berenson**

                (10)(b) Written Consent of Price Waterhouse LLP**

                (10)(c) Written Consent of Ernst & Young LLP**

                (10)(d) Written Consent of Counsel as to Legality of Securities
                        Being Registered**


                (11) Not Applicable

                (12) Not Applicable

                (13)(a) Explanation of Yield and Effective Yield Calculation**

                    (b) Explanation of Total Return Calculation**


                (14) Not Yet Applicable

                (15) Powers of Attorney**

**      Previously Filed.


**      Filed herewith.

Item 25.        Directors and Executive Officers of the Depositor



                Name                    Principal Business Address              Position with Depositor
                ----                    --------------------------              -----------------------
                Richard H. Booth*                                               Director and Executive
                                                                                Vice President

                Robert W. Fiondella*                                            Director, Chairman and
                                                                                President

                Joseph E. Kelleher**                                            Director and Senior Vice
                                                                                President

                Philip R. McLoughlin*                                           Director and Executive
                                                                                Vice President

                Charles J. Paydos**                                             Director and Executive
                                                                                Vice President

                David W. Searfoss*                                              Director, Executive Vice
                                                                                President, Chief Financial
                                                                                Officer and Treasurer

                Simon Y. Tan*                                                   Director and Senior Vice
                                                                                President

                Dona D. Young*                                                  Director and Executive
                                                                                Vice President

                Robert G. Lautensack*                                           Senior Vice President

                Lisa-Lynn Bassi*                                                Vice President

 * The principal business address of each of these individuals is PHL Variable Insurance Company, One American Row, Hartford, Connecticut 06115.

** The principal business address of each of these individuals is PHL Variable
   Insurance Company, 100 Bright Meadow Boulevard, P.O. Box 2200, Enfield, Connecticut 06083-2200.


Item 26. Not Applicable

Item 27. Number of Contractowners

  As of the date of this registration statement, no Contracts have been sold.

Item 28. Indemnification

  Section 5.9 of the Connecticut Corporation Law & Practice, provides that a corporation may indemnify any director or officer of the corporation made, or threatened to be made, a party to an action or proceeding other than one by or in the right of the corporation to procure a judgment in its favor, whether civil or criminal, including an action by or in the right of any other corporation of any type or kind, by reason of the fact that he, his testator or intestate, served such other corporation in any capacity at the request of the indemnifying corporation.

  Article III Section 14 of the By-Laws of the Company provides: "Each Director, officer or employee of the Company, and his heirs, executors or administrators, shall be indemnified or reimbursed by the Company for all expenses necessarily incurred by him in connection with the defense or reasonable settlement of any action, suit or proceeding in which he is made a party by reason of his being or having been a Director, officer or employee of the Company, or of any other company which he was serving as a Director or officer at the request of the Company, except in relation to matters as to which such Director, officer or employee is finally adjudged in such action, suit or proceeding to be liable for negligence or misconduct in the performance of his duties as such Director, officer or employee. The foregoing right of indemnification or reimbursement shall not be exclusive of any other rights to which he may be entitled under any statute, by-law, agreement, vote of shareholders or otherwise."

  Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 29. Principal Underwriter

        1. Phoenix Equity Planning Corporation ("PEPCO")

           (a) PEPCO currently distributes securities of the Phoenix Funds, and Phoenix Home Life Variable Universal Life Account and Phoenix Home Life Variable Accumulation Account in addition to those of the Registrant.

           (b) Directors and Officers of PEPCO



           Name and Principal                           Positions and Offices
           Business Address                             with Underwriter
           ------------------                           ---------------------

           Robert W. Fiondella*                         Director
           Martin J. Gavin**                            Director and Executive Vice President
           Philip R. McLoughlin*                        Director and President
           Charles J. Paydos**                          Director
           Dona D. Young*                               Director
           Richard C. Shaw*                             Executive Vice President, Offshore Investment Funds
           Leonard J. Saltiel**                         Senior Vice President
           William R. Moyer**                           Senior Vice President, Finance, and Treasurer
           G. Jeffrey Bohne*                            Vice President, Transfer Agent Operations
           Nancy G. Curtiss***                          Vice President, Fund Accounting
           James M. Dolan**                             Vice President and Compliance Officer; Assistant Secretary
           Elizabeth R. Sadowinski**                    Vice President, Field and Investor Services
           Maris Lambergs*                              Vice President/National Sales Manager
           Keith D. Robbins*                            Secretary
           Eugene A. Charon**                           Controller
           Michael Litwinka*                            Assistant Secretary
           Patricia O. McLaughlin*                      Assistant Secretary
           Richard J. Wirth*                            Assistant Secretary
           Ellen R. Moody*                              Assistant Treasurer


  * The principal business address of each of these individuals is One American Row, Hartford, Connecticut 06115.

 ** The principal business address of each of these individuals is 100 Bright
    Meadow Boulevard, P.O. Box 2200, Enfield, Connecticut 06083-2200.

*** The principal business address of each of these individuals is 56 Prospect
    Street, Hartford, Connecticut 06115.

           (c) As the Registrant was not in existence prior to this Registration Statement, no compensation was received by PEPCO from the Registrant during the last fiscal year:

Item 30. Location of Accounts and Records

  The accounts, books and other documents required to be maintained by Section 31(a) of the Investment Company Act of 1940 are maintained at the administrative offices of PHL Variable Insurance Company located at 100 Bright Meadow Boulevard, Enfield, Connecticut, 06083-1900 and 101 Munson Street, Greenfield, Massachusetts, 01302-0810.

Item 31. Management Services

  Not applicable.

Item 32. Undertakings

  Registrant hereby undertakes:

     (a) to file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements contained therein are never more than 16 months old for so long as payments under the Contracts may be accepted;

     (b) to include as part of any application to purchase a Contract offered by the prospectus, a space that an applicant can check to request a Statement of Additional Information;

     (c) to deliver any Statement of Additional Information and any financial statements required to be made available under this form promptly upon written or oral request.

                                   SIGNATURES

  As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this Pre-Effective Amendment No. 1 to its Registration Statement to be signed on its behalf, in the City of Hartford, State of Connecticut on the 13th day of July, 1995.

                                PHL VARIABLE INSURANCE COMPANY

                                By: *Robert W. Fiondella
                                    ------------------------------------------
                                    Robert W. Fiondella
                                    President



                                    PHL VARIABLE ACCUMULATION ACCOUNT

                                By: *Robert W. Fiondella
                                    ------------------------------------------
                                    Robert W. Fiondella
                                    President of PHL Variable Insurance Company


  As required by the Securities Act of 1933, this Pre-Effective Amendment No. 1 to its Registration Statement has been signed below by the following persons in the capacities with PHL Variable Insurance Company and on the date indicated.

  Signature                     Title                              Date
  ---------                     -----                              ----
_________________________       Director                           July 13, 1995
*Richard H. Booth

                                Director, Chairman and
                                President
_________________________       (Principal Executive Officer)      July 13, 1995
*Robert W. Fiondella

_________________________       Director                           July 13, 1995
*Joseph E. Kelleher

_________________________       Director                           July 13, 1995
*Philip R. McLoughlin

_________________________       Director                           July 13, 1995
*Charles J. Paydos

                                      S-1(c)

_________________________       Director                           July 13, 1995
*David W. Searfoss

_________________________       Director                           July 13, 1995
*Simon Y. Tan

_________________________       Director                           July 13, 1995
*Dona D. Young

By: /s/ Patricia O. McLaughlin          Dated: July 13, 1995
    --------------------------

*Patricia O. McLaughlin, as Attorney in Fact Pursuant to Powers of Attorney, copies of which are filed herewith.

phl/457

                                      S-2(c)